pomeroy

Pomeroy IT Solutions, Inc.

P.E. 1-5-06

Annual Report | Year ended January 5, 2006

May 10, 2006

Dear Shareholder,

In 2005, we continued our transition toward becoming an end-to-end IT service provider. We made good progress in 2005, but it has not been without its challenges. When we started this transition we knew it would not be easy, but these changes are necessary to allow us to thrive in today and tomorrow's business environment. A recent article in Tech IQ magazine (www.Techiqmag.com) entitled '*Why Resellers Can No Longer Resist the Shift to Services*' highlights some of the same challenges that we have faced. Also, I think you will quickly see from this article that the decision to change was not an option.

As I mentioned, we did face some challenges in 2005:

- Over the past 12 months, the Company has completed the integration of the largest services acquisition in our history (Alternative Resources Corp. - approximately 1,500 employees). Significant investments were required to integrate the services business properly. Examples include: additional software tools, infrastructure upgrades, computer equipment, facilities, people, external resources, etc. While the integration has been a disruption to the business and there is still some work left to be done, we will start to see the benefit of a much larger services organization.
- After a delay, we recently filed our 2005 financial statements. A lot of hard work, commitment and dollars were invested in this process. While it has negatively impacted our results, we are pleased to have put this issue behind us.

We worked our way through these challenges and now are focused on the future. There are some positive trends coming out of 2005:

- Over the past six months the Company has won and successfully implemented several large national services contracts valued at over $220 million.
- We grew our services business approximately 17% in 2005. Now we need to improve margins by increasing productivity, leveraging our existing tools and driving process improvement.

While we continue to maintain a solid capital structure, debt levels are the lowest they have been in over eighteen months. Entering 2006, we are financially strong and focused on improving the business through continued dedication to customer service and stringent operating disciplines that will help improve our profitability. In 2006, we will focus our efforts on:

- Service margin improvement through improved utilization
- Increasing hardware sales through additional recruiting and training
- Aligning general and administrative expenses with current revenue trends
- Continued improvement in working capital

As we continue our transition in 2006, our goal remains to enhance shareholder value. We recently announced the board's authorization of a share repurchase plan. Another way we plan to maximize shareholder value is to be recognized and valued as an end-to-end IT service provider. Historically, we have been classified in the investment community as a "reseller". Resellers have historically been valued at less than half of IT service organizations. We are just starting to be recognized by the IT industry and the investment community as an IT Consulting and Systems Integration Firm. The investment community historically has valued IT Consulting and Systems Integration firms at one times sales and twenty to twenty five times earnings. If we can achieve this valuation, then the return to Pomeroy shareholders will be significant. To accomplish this we must generate consistent results and attract analysts' coverage in the services sector. We are working to accomplish both.

In closing, during 2005 we made progress but it was a challenging year. We maintain a solid capital structure; we are financially strong; we are focused on improving the business in 2006 through committed customer service and stringent operating disciplines that will help improve our profitability.

Sincerely,

Stephen E. Pomeroy
President & CEO
Pomeroy IT Solutions, Inc.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 10-K

(Mark One)
(X) ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended January 5, 2006

OR

( ) TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ____________ to ______________

Commission file number 0-20022

POMEROY IT SOLUTIONS, INC.
(Exact name of registrant as specified in its charter)

DELAWARE (State or other jurisdiction of incorporation or organization)	**31-1227808** (I.R.S. Employer Identification No.)
1020 Petersburg Road, Hebron, Kentucky (Address of principal executive offices)	41048 (Zip Code)
Registrant's telephone number, including area code	(859) 586-0600

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
None	None

Securities registered pursuant to Section 12(g) of the Act:

Common Stock, Par Value $.01
(Title of class)

Indicate by checkmark if the registrant is well-known seasoned issuer, as defined in rule 405 of the Securities Act
YES ____ NO __X__

Indicate by checkmark if the registrant is not required to file reports pursuant to section 13 or section 15(d) of the Act.
YES ____ NO __X__

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such requirements for the past 90 days.
YES ____ NO __X__

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K (section 229.405 of this chapter) is not contained herein, and will not be contained, to the best of the registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. [ ]

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer or a non-accelerated filer. See definition of "accelerated filer and large accelerated filer" in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ___ Accelerated filer _X_ Non-accelerated filer ___

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).
YES __ NO _X___

The aggregate market value of voting stock of the Registrant held by non-affiliates was approximately $76.9 million as of July 5, 2005.

The number of shares of common stock outstanding as of February 28, 2006 was 12,620,469.

DOCUMENTS INCORPORATED BY REFERENCE

Document	Part of Form 10-K Into Which Portions of Documents Are Incorporated
Definitive Proxy Statement for the 2006 Annual Meeting of Stockholders to be filed with the Securities and Exchange Commission on or before May 5, 2006.	Part III

POMEROY IT SOLUTIONS, INC.

FORM 10-K

YEAR ENDED JANUARY 5, 2006

TABLE OF CONTENTS

Special Cautionary Notice Regarding Forward-Looking Statements

Certain of the matters discussed under the captions "Business", "Properties", "Legal Proceedings", "Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities" and "Management's Discussion and Analysis of Financial Condition and Results of Operations" may constitute forward-looking statements for purposes of the Securities Act of 1933 and the Securities Exchange Act of 1934, as amended, and as such may involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from future results, performance or achievements expressed or implied by such forward-looking statements. Important factors that could cause the actual results, performance or achievements of the Company to differ materially from the Company's expectations are disclosed in this document and in documents incorporated herein by reference, including, without limitation, those statements made in conjunction with the forward-looking statements under "Business", "Properties", "Legal Proceedings", "Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities" and "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the factors discussed under "Risk Factors". All written or oral forward-looking statements attributable to the Company are expressly qualified in their entirety by such factors.

PART I

ITEM 1. BUSINESS

Company Overview

Pomeroy IT Solutions, Inc. is a national IT solutions provider with a comprehensive portfolio of consulting, infrastructure and lifecycle services. Our mission is to provide customers with increased efficiencies, decreased costs, and the ability to maximize their existing IT investments. We are committed to our customers, our employees and our shareholders and aim to consistently meet and exceed their expectations.

Pomeroy was founded in 1981 and organized as a Delaware corporation in February 1992. Since then, Pomeroy IT Solutions, Inc., collectively with its subsidiaries, ("Pomeroy" or the "Company") has strategically acquired several companies to strengthen the core services offerings the Company delivers. Some of these acquisitions include Ballantyne Consulting Group in Charlotte, NC; and Micrologic Business Solutions in Kansas City, MO. Most recently, in 2004, the Company made the largest acquisition in its history, that of Alternative Resources Corporation (ARC) in Barrington, IL. The combined service capabilities of ARC and Pomeroy IT Solutions have strengthened our ability to provide:

- Full Life Cycle Services from technology acquisition to end of life solutions. These solutions embrace both ISO 9001-2000 and Information Technology Infrastructure Library ("ITIL") methodologies.
- Consulting expertise covering Enterprise Resource Planning ("ERP"), Customer Relationship Management ("CRM"), Application Development, Security and Data Warehousing solutions.
- Network Infrastructure Solutions with specialization in IP Communications, Storage, UNIX, Wireless and Software Solutions.
- A robust Service Desk offering that can be co-sourced, off-site or blended to meet customer help desk needs.

Our Employees

Pomeroy employs over 2,900 people, including approximately 2,200 technical personnel located throughout the country. Pomeroy is committed to continuing to build its areas of expertise and offerings through continual hiring and training of personnel, and strategic acquisitions of companies that bring new skill sets and experience. Collectively, the employees of the Company hold thousands of certifications and specializations, including some of the highest recognitions in the industry such as CCIE, HP Master SAN, CISSP, VPN Security, Wireless LAN, IP Communications, ITIL Practitioner and PMP.

Our Solution-Focused Company

Pomeroy seeks to understand the strategic goals of customers' organizations as well as the specific challenges faced by IT executives. Through this collaborative approach, the Company's sales and technical teams can combine the right people, partners, technologies and methodologies to deliver solutions that meet those goals and challenges. The Company takes advantage of its low-cost business model and scalability to deliver the most economical, flexible solutions to its customers. Ultimately, this allows our customers to reinvest savings into their organizations.

Our Markets

Pomeroy's target markets include governmental agencies, educational institutions, Fortune 1000 and small and medium business ("SMB") customers. These customers fall into government and education, financial services, health care and other sectors. Pomeroy's clients are located throughout the United States, with largest client population being based in the Midwest, Southeast, & Northeast.

Our Growth Strategy

Pomeroy's growth strategy is to gain share in existing markets, expand its geographical coverage, and increase the breadth and depth of its service offerings while continuing its strategic model. Pomeroy will continue to focus on higher margin services, continued operating expense control and maintaining a strong balance sheet. Pomeroy believes by following this growth strategy, it will be able to improve its earnings performance in the future. The Company has experienced and expects continued pricing pressure due to industry consolidation and the efforts of manufacturers to sell directly to Pomeroy's customers. Any pricing pressures, reduced margins or loss of market share resulting from the Company's inability to compete effectively could have a material adverse effect on the Company's operations and financial results.

Our Information

We make available free of charge on our web site at www.pomeroy.com our Annual Report on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K and all amendments to those reports as soon as reasonably practicable after such material is electronically filed with the Securities and Exchange Commission (the "SEC"). We also make available on our web site other reports filed with the SEC under the Securities Exchange Act of 1934, including our proxy statements and reports filed by officers and directors under Section 16(a) of that Act. We do not intend for information contained in our web site to be part of this Form 10-K or any other report that we file with the SEC.

Our Partners

Out of the extensive list of technology brands we provide, Pomeroy has selected an exclusive group of leading manufacturers with which to develop comprehensive alliance agreements. These alliances underscore our commitment to providing our customers with the most sought-after technologies. Pomeroy engages our alliance partners at the highest levels in order to meet our customers' needs in accordance with our standards of excellence.

The Pomeroy Marketing Alliance Program goals are:

- To build strong on-going business relationships with a select group of vendors and manufacturers
- To maintain extensive sales of, and technical readiness on, alliance product and solution sets
- To bring the advantages of strong industry relationships to bear on individual customer projects for the benefit of the customer

The following are the manufacturers included within our Marketing Alliance Program.

3Com
AMD
APC (American Power Conversion)
Belkin
Brother
Computer Associates
Cisco Systems
CMS
EMC
Epson
Hitachi
Hewlett Packard- Compaq
IBM
Kingston Technology
Lefthand Networks
Lenovo
Lexmark
Logitech
Microsoft
NEC Display
Nortel
Okidata
Qlogic
Samsung
Sony
Viewsonic

Pomeroy believes that its relationships with such vendors enable it to offer a wide range of products to meet the diverse requirements of its customers as opposed to original equipment manufacturers ("OEMs"), which offer a limited range of products. Additionally, Pomeroy's ability to bundle products with services enables its customers to obtain the flexibility, expertise, and conveniences of multiple vendors from a single source provider of IT solutions.

Pomeroy has entered into dealer agreements with substantially all of its major vendors/manufacturers. These agreements are typically subject to periodic renewal and to termination on short notice. Substantially all of Pomeroy's dealer agreements may be terminated by the vendor without cause upon 30 to 90 days advance notice, or immediately upon the occurrence of certain events. A vendor could also terminate an authorized dealer agreement for reasons unrelated to Pomeroy's performance. Although Pomeroy has never lost a major vendor/manufacturer, the loss of such a vendor/product line or the deterioration of Pomeroy's relationship with such a vendor/manufacturer would have a material adverse effect on Pomeroy.

Significant product supply shortages have resulted from time to time because manufacturers have been unable to produce sufficient quantities of certain products to meet demand. As in the past, the Company expects to experience some difficulty in obtaining an adequate supply of products from its major vendors. Historically, this has resulted, and may continue to result, in delays in completing sales. These delays have not had, and are not anticipated to have, a material adverse effect on the Company's results of operations. However, the failure to obtain adequate product supply could have a material adverse effect on the Company's operations and financial results.

Our ISO Certification

Purchasing products and/or services from Pomeroy assures that highly skilled professionals who adhere to world-class quality standards manage the IT initiatives of its customers. Since 1997, Pomeroy's Distribution Center has been registered to the International Organization of Standardization ("ISO") ISO 9001:2000 Quality Standard. The ISO Quality Standard has been accepted by the U.S. and over eighty other countries around the world as the basis for a world class Quality Management System ("QMS"). Pomeroy's QMS specifies the policies, procedures and processes necessary to satisfy customer requirements and ensures those processes are appropriately managed, controlled and continually improved. As a result of Pomeroy's ISO 9001:2000 registration, Pomeroy's customers can be assured that Pomeroy's QMS meets international standards. Documented procedures and records that demonstrate its commitment to the very highest quality standards back up the Company's ISO registration.

The information technology needs of its customers are serviced by Pomeroy's ISO 9001:2000 registered distribution and integration center located in Hebron, Kentucky. This facility is approximately 161,000 square feet and distributes and integrates products and technologies sold by the Company as well as products supplied by its customers. Pomeroy also operates a service depot operation within this centralized facility.

Our Facilities

The Company believes that its distribution and integration center is adequately designed to support its customers' business and technology needs for the foreseeable future. Pomeroy's distribution and integration center utilizes state-of-the-art warehouse management and enterprise resource planning ("ERP") systems in order to stock, pick and update the status and location of physical and perpetual inventory. The radio-frequency based warehouse management system controls and manages the flow of physical inventory from the earliest point of demand generation, purchase order creation, to the final step in the supply chain process, shipping to meet its customers' delivery and integration needs.

The warehouse management system controls re-order points and directs its fulfillment needs to the product source which can deliver at the lowest possible capital cost while maintaining the speed to market required by Pomeroy's customers. The warehouse management system tracks the inventory in a real time mode, updating Pomeroy's ERP system, which then in turn updates its customers' specific technology driven supply chain management systems. The intelligence inherent within the system is flexible, allowing customization to almost any specific communication standard required by Pomeroy's diverse customer base. Essentially, Pomeroy has the ability to link its ERP and warehouse management systems to its customers' supply chain management ("SCM") systems. As a result, the Company has been able to provide its customers with product shipping information as well as the ability to efficiently process orders while safeguarding its inventory.

Our Services

Enterprise Consulting

By combining the right people, strategy and technologies, Pomeroy helps companies increase efficiencies and decrease costs. Enterprise consulting offerings consist of:

Application Development – Pomeroy has developers who assist in creating custom applications to meet customers' unique business needs.

Business Process Re-engineering – Dedicated to helping customers improve the bottom line, Pomeroy has consultants who help with process improvement and collaborative logistics.

ERP Solutions – Experienced in Enterprise Resource Planning Solutions, Pomeroy is a natural choice if customers are considering Oracle or SAP applications.

Customer Relationship Management ("CRM") Solutions –Understanding a customer's experience across all touch points of its organization is key to customer satisfaction. Pomeroy is experienced in helping companies define and implement the right CRM solution for their business.

E-Business – Pomeroy can help customers create a web site or extend its business processes to the web.

Business Intelligence – Pomeroy provides customers with the ability to access and analyze mission-critical information on demand and in real-time. This is becoming increasingly more important with market competition and required reporting procedures for certain industries.

Outsourcing – Pomeroy has IT personnel available to supplement its customers' staffs, freeing up a customer's financial resources and time to concentrate on its core business.

Infrastructure Solutions

Pomeroy has experienced certified engineers to assist the customers with infrastructure needs from architecture to implementation. Infrastructure solutions offerings consist of:

High Performance File Servers – Pomeroy has the experience and ability to implement and support mid-range servers including clustering and server consolidation.

Voice, Video, Data & Network Integration – Pomeroy enables businesses, especially call centers, to increase productivity, save costs through management of one data source, and increase customer satisfaction with integration of data, voice and video on a single IP based network. Pomeroy also architects and installs wireless network connections throughout or between buildings to provide more flexibility and productivity.

Storage Strategies – Pomeroy understands the impact enterprise storage can have on a company's infrastructure and applications. Pomeroy has a team of storage architects and engineers across best of breed technologies to help its customers select the best option for their environments.

Security Solutions – Pomeroy's Security Solutions consist of a layered approach, offering products and services that when combined create a comprehensive security program. Business Continuity and Disaster Recovery Planning are two of those six layers.

Thin Client – Pomeroy provides solutions and services for secure deployment of server-based applications via a web browser. These solutions are low in cost compared to traditional desktop computers and provide a centralized area for data backup and application upgrades.

Managed Services – Pomeroy can be the single source provider for its customers' electronic interaction and commerce needs. Services offered include wide area network ("WAN") monitoring, Hosted Applications, and Remote Local Area Network ("LAN") Monitoring.

Lifecycle Services

Pomeroy has a long history of proven performance with technology refreshes, roll-outs, and desktop services. Pomeroy's comprehensive portfolio of lifecycle services are as follows:

Strategic Sourcing – Pomeroy's experienced strategic sourcing group can assist its customers with platform selection, sourcing, and order management.

Integration & Distribution Logistics – Pomeroy takes great pride in preparing its customers' equipment to the exact specifications needed. We have a 161,000 square feet distribution and configuration facility to accommodate large rollouts.

Implementation Services – Pomeroy understands the importance of a flawless implementation and uses solid project management methodology to ensure a reduction in project time lines, revisits and costs for our customers.

Technical Support Services – Pomeroy provides an array of support services including: help desk, desk side support, moves/adds/changes, and asset management. Pomeroy Extended Care enables customers to have extended warranties that are more customizable and less expensive than what they would receive from the manufacturer.

DoD Drive Wiping Services – Pomeroy offers a Department of Defense ("DoD") Drive Wiping service as a part of our Brokerage/End-of-Life offering. A DoD wipe is a method of drive clearing and sanitization to the same standard (DoD 5220.22-M) which is used by the US Department of Defense, US Department of Energy ("DoE"), the US Nuclear Regulatory Commission ("NRC"), the US Central Intelligence Agency ("CIA"), and the National Security Administration ("NSA").

Technology Disposition – Pomeroy provides customers with a range of solutions for disposition of equipment. These solutions include redeployment to another department within their companies, brokering the equipment, donating the equipment or disposing of the equipment in compliance with applicable Environmental Protection Agency ("EPA") regulations.

Our Technical Team

Pomeroy's technical personnel maintain some of the highest credentials. Maintaining a knowledgeable and resourceful technical staff is an objective that Pomeroy cultivates through career development programs that promote education and skills training. These certifications include:

Cisco	CCIE, CCNA, CCNP, CCDP, CCDA, CCSP, INFOSEC Professional, and Cisco Specialist certifications (CQS) in IP Communications, Wireless LAN, and VPN Security
Novell:	CNE, MCNE, CNA, and Certified GroupWise Engineer
Microsoft:	MCP, MCSA, MCSA Security Specialization, MCSE Messaging Specialization, MCSE, MCSE+1, MCDST, MOS, MCDBA and CRM Professional
IBM:	xSeries Certified System Engineer, eServer Certified Specialist, IBM Technical Specialist RS 6000 SP, IBM Advanced Technical Expert RS 6000, DB2 certification and WebSphere System Expert
Hewlett Packard:	HP Certified Professionals (NT, NetWare, Alpha/Unix, and StorageWorks), HP Accredited Integration Specialist, HP Certified System Engineers (HP-UX) and Master Accredited Systems Engineers - SAN Architect Data Availability Solutions
Computer Associates:	CUE
Nortel:	Networks Specialist, IP Telephony Design Specialist, Nortel Networks Certified Support Expert, Nortel Certified Design Expert
Lotus:	Notes Professional
CompTIA:	A+ Certified Technicians, Network+, IT Project+, Linux+, Server+, i-Net+ and Security+
SUN:	Storage Engineers, Solaris System and Network Administrator
(ISC)^2	Certified Information Systems Security Professional (CISSP)
Oracle:	Oracle Certified Professional (OCP)
EMC:	Implementation Engineer, Storage Administrator, and Technology Architect
Altiris:	Certified Practitioner
ISACA:	Certified Information Systems Auditor (CISA), Certified Information Security Manager (CISM)
Citrix:	Certified Enterprise Administrator (CCEA), Certified Administrator (CCA)
F5 Networks:	Product Specialist
Help Desk Institute:	Helpdesk Manager and Helpdesk Analyst
Qlogic:	SAN Solution Certified
PMI:	Project Management Associates and Professionals (PMP)
Symantec:	Certified System Engineer, Certified Security Practitioner
VMware:	VMware Certified Professional
BICSI:	Installer Level 1 and 2, Technician, and Registered Communications Distribution Designer (RCDD®).
Veritas:	Certified Professionals
3Com:	IP Telephony Certified Specialist
Peregrine:	Asset Center certified
ITIL:	IT Service Management Certifications - Foundations, Practitioner and Managers
Warranty Certified to Service:	Apple, Brother, Dell, Epson, Gateway, HP, Lenovo, IBM, Kyocera, Lexmark, Okidata, Toshiba, Xerox and Sony

Business Strategy

Pomeroy's strategy for building shareholder value is to provide comprehensive solutions to improve the productivity of its customers' IT systems thus reducing their overall IT costs. Key elements of the Company's strategy are: (1) to be the low cost provider of the complete solutions which are developed, integrated and managed for its customers, (2) to expand service offerings particularly in the higher end services and networking areas, (3) to expand offerings and grow the customer base through strategic acquisitions, and (4) to maintain and enhance technical expertise by hiring and training highly qualified technicians and systems engineers.

Pomeroy's sales are generated primarily by its 151 person direct sales and sales support personnel. Pomeroy's business strategy is to provide its customers with a comprehensive portfolio of product and service offerings, including, enterprise consulting services, complete infrastructure solutions and lifecycle services. The Company believes that its ability to combine competitive pricing of computer hardware, software and related products with comprehensive higher margin services allows it to compete effectively against a variety of competitors, including independent dealers, superstores, mail order and direct sales by manufacturers. With many businesses seeking assistance to optimize their information technology investments, Pomeroy is using its resources to assist customers in their decision-making, project implementation and management of IT capital.

Most computer products are sold pursuant to purchase orders. For larger procurements, the Company may enter into written contracts with customers. These contracts typically establish prices for certain equipment and services and require short delivery dates for equipment and services ordered by the customer. These contracts do not require the customer to purchase computer products or services exclusively from Pomeroy and may be terminated without cause upon 30 to 90 days notice. Most contracts are for a term of 12 to 24 months and, in order to be renewed, may require submission of a new bid in response to the customer's request for proposal.

Pomeroy has also established relationships with industry leaders including the authorization to perform warranty and non-warranty repair work for several vendors. In some cases, the authorization of Pomeroy to continue performing warranty work for a particular manufacturer's products is dependent upon the performance of Pomeroy under a dealer agreement with that manufacturer.

Pomeroy provides its services to its customers on a time-and-materials basis and pursuant to written contracts or purchase orders. Either party can generally terminate these service arrangements with limited or no advance notice. Pomeroy also provides some of its services under fixed-price contracts rather than contracts billed on a time-and-materials basis. Fixed-price contracts are used when Pomeroy believes it can clearly define the scope of services to be provided and the cost of providing those services.

Competition

The computer products and services market is highly competitive. Distribution has evolved from manufacturers selling directly to customers, to manufacturers selling to aggregators (wholesalers), resellers and value-added resellers. Competition, in particular the pressure on pricing, has resulted in industry consolidation. In the future, Pomeroy may face fewer but larger competitors as a consequence of such consolidation. These competitors may have access to greater financial resources than Pomeroy. In response to continuing competitive pressures, including specific price pressure from the direct telemarketing, internet and mail order distribution channels, the computer distribution channel is currently undergoing segmentation into value-added resellers who emphasize advanced systems together with service and support for business networks, as compared to computer "superstores," who offer retail purchasers a relatively low cost, low service alternative and direct-mail suppliers which offer low cost and limited service. Certain direct response and internet-based fulfillment organizations have expanded their marketing efforts to target segments of the Company's customer base, which could have a material adverse impact on Pomeroy's operations and financial results. While price is an important competitive factor in Pomeroy's business, Pomeroy believes that its sales are principally dependent upon its ability to provide comprehensive customer support services. Pomeroy's principal competitive strengths include: (i) quality assurance; (ii) service and technical expertise, reputation and experience; (iii) competitive pricing of products through alternative distribution sources; (iv) prompt delivery of products to customers; (v) various financing alternatives; and (vi) its ability to provide prompt responsiveness to customers services needs and to build performance guarantees into services contracts.

Pomeroy competes for product sales directly with local and national distributors and resellers. In addition, Pomeroy competes with computer manufacturers that sell product through their own direct sales forces to end users and to distributors. Although Pomeroy believes its prices and delivery terms are competitive, certain competitors offer more aggressive hardware pricing to their customers.

Pomeroy competes, directly and indirectly, for services revenues with a variety of national and regional service providers, including services organizations of established computer product manufacturers, value-added resellers, systems integrators, internal corporate management information systems and consulting firms. Pomeroy believes that the principal competitive factors for information technology services include technical expertise, the availability of skilled technical personnel, breadth of service offerings, reputation, financial stability and price. To be competitive, Pomeroy must respond promptly and effectively to the challenges of technological change, evolving standards and its competitors' innovations by continuing to enhance its service offerings and expand sales channels. Any pricing pressures, reduced margins or loss of market share resulting from Pomeroy's failure to compete effectively could have a material adverse effect on Pomeroy's operations and financial results.

Pomeroy believes it competes successfully by providing a comprehensive solution portfolio for its customers' information technology asset management and networking services needs. Pomeroy delivers cost-effective, flexible, consistent, reliable and comprehensive solutions to meet customers' information technology infrastructure service requirements. Pomeroy also believes that it distinguishes itself on the basis of its technical expertise, competitive pricing and its ability to understand its customers' needs.

EMPLOYEES

As of January 5, 2006, Pomeroy had 2,906 full-time employees consisting of the following: 2,214 technical personnel; 239 service delivery management personnel; 151 direct sales representatives and sales support personnel; 30 management personnel; and 272 administrative and distribution personnel. Pomeroy offers its full-time employees the options to participate in health and dental insurance, short and long term disability insurance, life insurance, 401(k) plan and an employee stock purchase plan. Pomeroy has no collective bargaining agreements and believes its relations with its employees are good.

BACKLOG

Other than future sales and revenues from existing long-term contracts, Pomeroy does not have a significant backlog of business since it normally delivers and installs products purchased by its customers within 10 days from the date of order. Accordingly, backlog is not material to Pomeroy's business or indicative of future sales. From time to time, Pomeroy experiences difficulty in obtaining products from its major vendors as a result of general industry conditions. These delays have not had, and are not anticipated to have, a material adverse effect on Pomeroy's results of operations.

PATENTS AND TRADEMARKS

The Company owns no trademarks or patents. Although Pomeroy's various dealer agreements do not generally allow the Company to use the trademarks and trade names of these various manufacturers, the agreements do permit the Company to refer to itself as an "authorized representative" or an "authorized service provider" of the products of those manufacturers and to use their trademarks and trade names for marketing purposes. Pomeroy considers the use of these trademarks and trade names in its marketing efforts to be important to its business.

ACQUISITIONS

Acquisitions have contributed significantly to Pomeroy's growth. The Company believes that acquisitions are one method of increasing its presence in existing markets, expanding into new geographic markets, adding experienced service personnel, gaining new product offerings and services, obtaining more competitive pricing as a result of increased purchasing volumes of particular products and improving operating efficiencies through economies of scale. In recent years, there has been consolidation among providers of computer products and services and Pomeroy believes that this consolidation will continue, which, in turn, may present additional opportunities for the Company to grow through acquisitions. The Company continually seeks to identify and evaluate potential acquisition candidates.

During fiscal 2005, the Company did not make any acquisitions. During fiscal 2004, the Company completed one acquisition. The total consideration paid consisted of $46.1 million, which was funded from cash on hand and borrowings from Pomeroy's existing line of credit.

The results of operations of the acquisition are included in the consolidated statements of operations from the respective date of the acquisition. See Note 12 to the Consolidated Financial Statements for unaudited pro forma results of operations of the Company as if the fiscal 2004 acquisition had occurred on January 6, 2003.

CHANGE IN SEGMENTS

During the fourth quarter of 2005, the Company realigned its management and reporting responsibilities into functional lines: Sales, Service Operations, Finance and Administrative. The Company also aligned sales and service delivery into five domestic geographic regions and finance and administration is centralized. Each of the geographic regions sells both products and services and each geographic region has similar economic characteristics. As a result the Company now reports one reportable segment and this information in this report has been revised to reflect the Company's current segment reporting.

ITEM 1A. RISK FACTORS

The following factors, among others, are likely to affect Pomeroy's operations and financial results and should be considered in evaluating Pomeroy's outlook.

Growth and Future Acquisitions

In the past, Pomeroy has grown both internally and through acquisitions. Pomeroy continues to focus on customer satisfaction as well as execution of its market development and penetration strategies. Pomeroy's business strategy is to continue to grow both internally and through acquisitions. There can be no assurance that, in the future, Pomeroy will be successful in repeating the growth experienced in prior years. Pomeroy expects future growth will result from acquisitions in addition to organic growth. In fiscal 2004, Pomeroy completed one acquisition and continues to evaluate expansion and acquisition opportunities that would complement its ongoing operations. As part of Pomeroy's growth strategy, it plans to continue to make investments in complementary companies, assets and technologies, although there can be no assurance that Pomeroy will be able to identify, acquire or profitably manage additional companies or successfully integrate such additional companies into Pomeroy without substantial costs, delays or other problems. In addition, there can be no assurance that companies acquired in the future will be profitable at the time of their acquisition or will achieve levels of profitability that justify the investment therein. Acquisitions may involve a number of special risks, including, but not limited to, adverse short-term effects on Pomeroy's reported operating results, disrupting ongoing business and distracting management and employees, incurring debt to finance acquisitions or issuing equity securities which could be dilutive to existing stockholders, dependence on retaining, hiring and training key personnel, incurring unanticipated problems or legal liabilities and amortization of acquired intangible assets. Some or all of these special risks could have a material adverse effect on Pomeroy's operations and financial results.

Vendor Receivables

Any change in the level of vendor rebates or manufacturer market development funds offered by manufacturers that results in the reduction or elimination of rebates or manufacturer market development funds currently received by Pomeroy could have a material adverse effect on Pomeroy's operations and financial results. In particular, a reduction or elimination of rebates related to government and educational customers could adversely affect Pomeroy's ability to serve those customers profitably. In addition, there are specific risks, discussed below, related to the individual components of vendor receivables that include vendor rebates, manufacturer market development funds and warranty receivables. The determination of an appropriate allowance is based on the deterioration in the aging of the vendor receivables, the expected resolution of the disallowed claims (see primary reasons for vendor rebate claims being disallowed in "Vendor Rebates" below) and the general posture of the OEMs regarding resolution.

Vendor Rebates

The most significant component of vendor receivables is vendor rebates. Vendor rebate programs are developed by OEMs allowing them to modify product pricing on a case-by-case basis (generally determined by individual customers) to maintain their competitive edge on specific transactions. Pomeroy contacts the OEM to request a rebate for a specific transaction, and if approved, the OEM provides Pomeroy with a document authorizing a rebate to be paid to Pomeroy at a later date when a claim is filed. If the business is won, Pomeroy records the sale and the cost of the sale is reduced by the amount of the rebate, which is recorded as a vendor receivable. Rebate programs involve a complex set of rules varying by manufacturer. As a result of the rules and complexity of applying the rules to each item sold, claims are often rejected and require multiple submissions before credit is given resulting in longer aging of vendor receivables than other types of receivables. In addition, sometimes a claim is rejected altogether and no credit is given. Primary reasons for claims being disallowed and corresponding re-files include serial number issues (missing, incomplete, transposed, data base match-up discrepancies, etc.), pricing issues (dispute in calculation of rebate amounts) and other missing or incomplete documentation (bid letters, customer information, etc.) Pomeroy has made substantial process and system enhancements geared towards minimizing refiling rebate claims, but there is no assurance that Pomeroy will be able to successfully claim all of the vendor rebates that were passed along to the customers in a form of a reduction in sales price. Pomeroy has written off vendor receivables in the past and may do so in the future.

Manufacturer Market Development Funds

Several manufacturers offer market development funds, cooperative advertising and other promotional programs to distribution channel partners. Pomeroy utilizes these programs to fund some of its advertising and promotional programs. While such programs have been available to the Company in the past, there is no assurance that these programs will be continued.

Warranty Receivables

The Company performs warranty service work on behalf of the OEM on customer product. Any labor cost or replacement parts needed to repair the product is reimbursable to Pomeroy by the OEM. It is the Company's responsibility to file for and collect these claims. The inability of the Company to properly track and document these claims could result in the loss of reimbursements.

Management Information System

Pomeroy relies upon the accuracy and proper utilization of its management information system to provide timely distribution services, manage its inventory, track vendor receivables and track its financial information. To manage its growth, Pomeroy is continually evaluating the adequacy of its existing systems and procedures. Pomeroy selected a CRM and Professional Service Management system in the third quarter of 2002 and deployed the solution in phases throughout 2003. In 2004 and 2005, the Company invested in software products and process engineering to accommodate greater revenue volume and enhance efficiencies in many service areas including remote service desk, outsourcing and staff augmentation offerings. Pomeroy anticipates that it will regularly need to make capital expenditures to upgrade and modify its management information system, including software and hardware, as Pomeroy grows and the needs of its business change. There can be no assurance that Pomeroy will anticipate all of the demands which expanding operations may place on its management information system. The occurrence of a significant system failure or Pomeroy's failure to expand or successfully implement its systems could have a material adverse effect on Pomeroy's operations and financial results.

Material Weaknesses in Internal Control over Financial Reporting

Pomeroy faces certain risks in connection with the material weaknesses it has identified in its internal control over financial reporting (See Item 9A). The material weaknesses identified for fiscal years 2004 and 2005 contributed to the delay in Pomeroy's filing of the quarterly report on Form 10-Q for the third quarter of fiscal 2005 and the restatements of the quarterly results for the first and second quarters of fiscal 2005. Pomeroy has to complete the identification and implementation of modifications to controls and procedures needed to remediate the material weaknesses. Pomeroy cannot be certain of the timing of completion of the remedial measures and there can be no assurance that the measures that it has taken or plans to take will sufficiently and satisfactorily remediate the material weaknesses. Further, these efforts have, and may continue to, increase costs and divert management's attention away from operating our business. In the future, if the controls assessment process required by Section 404 of the Sarbanes-Oxley Act reveals further material weaknesses or significant deficiencies, the correction of such material weaknesses or deficiencies could require additional remedial measures that could be costly and time-consuming. In addition, the discovery of further material weaknesses could also require the restatement of prior period operating results. If Pomeroy continues to experience material weaknesses in its internal control over financial reporting, Pomeroy could lose investor confidence in the accuracy and completeness of its financial reports, which would have an adverse effect on its stock price. If Pomeroy is unable to provide reliable and timely financial reports, its business and prospects could suffer material adverse effects. For example, under Pomeroy's current credit facility, financial statements must be presented in a timely manner. Delay in these filings would result in a default. An event of default could adversely affected Pomeroy's ability to obtain financing on acceptable terms.

Dependence on Technical Employees

The future success of Pomeroy's services business depends in large part upon the Company's ability to attract and retain highly skilled technical employees in competitive labor markets. There can be no assurance that Pomeroy will be able to attract and retain sufficient numbers of skilled technical employees. The loss of a significant number of Pomeroy's existing technical personnel or difficulty in hiring or retaining technical personnel in the future could have a material adverse effect on the Company's operations and financial results.

Inventory Management

Rapid product improvement and technological change resulting in relatively short product life cycles and rapid product obsolescence characterize the information technology industry. While most of the inventory stocked by Pomeroy is for specific customer orders, inventory devaluation or obsolescence could have a material adverse effect on Pomeroy's operations and financial results. Current industry practice among manufacturers is to provide price protection intended to reduce the risk of inventory devaluation, although such policies are subject to change at any time and there can be no assurance that such price protection will be available to Pomeroy in the future. In prior fiscal years, many manufacturers reduced the number of days for which they provided price protection. During fiscal 2004, most of the reductions stabilized, however, current terms and conditions remain subject to change. In addition to the price protection mentioned above, subject to certain limitations, Pomeroy currently has the option of returning inventory to certain manufacturers and distributors. The amount of inventory that can be returned to manufacturers without a restocking fee varies under Pomeroy's agreements and such return policies may provide only limited protection against excess inventory. There can be no assurance that new product developments will not have a material adverse effect on the value of the Company's inventory or that the Company will successfully manage its existing and future inventory. In addition, Pomeroy stocks parts inventory for its services business. Parts inventory is more likely to experience a decrease in valuation as a result of technological change and obsolescence. Price protection practices are not ordinarily offered by manufacturers with respect to service parts.

Dependence on Vendor Relationships
The Company's current and future success depends, in part, on its relationships with leading hardware and software vendors and on its status as an authorized service provider. Pomeroy is currently authorized to service the products of many industry-leading hardware, software and internetworking product vendors. Without these relationships, the Company would be unable to provide its current range of services, principally warranty services.

The Company may not be able to maintain, or attract new relationships with the computer hardware and software vendors that it believes are necessary for their business. Since Pomeroy utilizes vendor relationships as a marketing tool, any negative change in these relationships could adversely affect its financial condition and results of operations while it seeks to establish alternative relationships. In general, authorization agreements with vendors include termination provisions, some of which are immediate. The Company cannot assure that vendors will continue to authorize it as an approved service provider. In addition, the Company cannot assure that vendors, which introduce new products, will authorize it as an approved service provider for such new products.

Significant product supply shortages have resulted from time to time because manufacturers have been unable to produce sufficient quantities of certain products to meet demand. The Company expects to experience some difficulty in obtaining an adequate supply of products from its major vendors, which may result in delays in completing sales.

The loss of any vendor relationship, product line, or product shortage could reduce the supply and increase costs of products sold by Pomeroy and adversely impact the Company's competitive position.

Pricing Pressures
Pomeroy believes its prices and delivery terms are competitive; however, certain competitors may offer more aggressive pricing to their customers. The Company has experienced and expects continued pricing pressure due to industry consolidation and the efforts of manufacturers to sell directly to Pomeroy's customers. In addition, the general weakness in the U.S. economy has impacted Pomeroy's business. In an attempt to stimulate sales to existing and new customers, the Company believes that pricing pressures may increase in the future, which could require the Company to reduce prices, which may have an adverse impact on its operating results. Decreasing prices of Pomeroy's products and services offerings will require the Company to sell a greater number of products and services to achieve the same level of net sales and gross profit.

Government Contracts
A portion of Pomeroy's revenue is derived from contracts with state and local governments and government agencies. In the event of a dispute, the Company would have limited recourse against the government or government agency. Furthermore, future statutes and/or regulations may reduce the profitability of such contracts. In addition, certain of the Company's government contracts have no contractual limitation of liability for damages resulting from the provision of services.

Dependence on Major Customers
During fiscal 2005, approximately 27.7% of Pomeroy's total net sales and revenues were derived from its top 10 customers. No customer accounted for more than 10% of Pomeroy's total net sales and revenues. The loss of one or more significant customers could have a material adverse impact on the Company's operating results.

Dependence on Key Personnel
The success of Pomeroy is dependent on the services of Stephen E. Pomeroy, President and Chief Executive Officer of the Company and other key personnel. The loss of the services of Stephen E. Pomeroy, or other key personnel could have a material adverse effect on Pomeroy's business. Pomeroy has entered into employment agreements with certain of its key personnel, including Stephen E. Pomeroy. Pomeroy's success and plans for future growth will also depend on its ability to attract and retain highly skilled personnel in all areas of its business.

Stock Price
Pomeroy's stock price is affected by a number of factors, including quarterly variations in revenue, gross profit and operating income, general economic and market conditions, and estimates and projections by the investment community. As a result, Pomeroy's common stock may fluctuate in market price.

ITEM 1B. Unresolved Staff Comments
None

ITEM 2. Properties

Pomeroy's principal executive offices, distribution facility and national training center comprised of approximately 36,000, 161,000 and 22,000 square feet of space, respectively, are located in Hebron, Kentucky. These facilities are leased from Pomeroy Investments, LLC ("Pomeroy Investments"), a Kentucky limited liability company controlled by David B. Pomeroy, II, Chairman of the Board, under a ten-year triple-net lease agreement, which expires in July 2015. The lease agreement provides for 2 five-year renewal options.

During 2005, the Company finalized a new lease agreement with Pomeroy Investments, for an additional 69,000 square feet of space at the Company's facilities in Hebron, Kentucky. The lease is a ten-year triple-net lease with fair market value rent payments.

Pomeroy also has non-cancelable operating leases for its regional offices, expiring at various dates between 2006 and 2011. Pomeroy believes there will be no difficulty in negotiating the renewal of its real property leases as they expire or in finding other satisfactory space. In the opinion of management, the properties are in good condition and repair and are adequate for the particular operations for which they are used. Pomeroy does not own any real property.

ITEM 3. Legal Proceedings

Various legal actions arising in the normal course of business have been brought against Pomeroy. Management believes these matters will not have a material adverse effect on Pomeroy's consolidated financial position or results of operations.

ITEM 4. Submission of Matters to a Vote of Security Holders
None

PART II

ITEM 5. Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities

The following table sets forth, for the periods indicated, the high and low sales price for the Common Stock for the quarters indicated as reported on the NASDAQ National Market.

	2005		2004	
	High	Low	High	Low
First Quarter	$ 16.27	$ 14.37	$ 15.15	$ 12.82
Second Quarter	$ 15.38	$ 9.57	$ 15.00	$ 11.14
Third Quarter	$ 13.49	$ 10.41	$ 13.35	$ 10.59
Fourth Quarter	$ 11.59	$ 7.29	$ 15.40	$ 12.52

As of February 28, 2006, there were approximately 306 holders of record of Pomeroy's common stock.

Dividends
During 2005 and 2004, the Company did not pay any cash dividends. Pomeroy has no plans to pay cash dividends in the foreseeable future, and the payment of such dividends are restricted under Pomeroy's current credit facility. Under such credit facility, cash dividends and stock redemptions are limited to $5 million annually.

Securities authorized for issuance under equity compensation plans
During 2005, the Company granted restricted stock and options exercisable for approximately 1.1 million shares of common stock under the 2002 Amended and Restated Stock Incentive Plan and 2002 Outside Directors' Stock Option Plan. As of January 5, 2006, the following shares of common stock were authorized for issuance under equity compensation plans:

Plan category (1)	Number of securities to be issued upon vesting of restricted stock and exercise of outstanding options, warrants and rights (a)	Weighted-average exercise price of outstanding options, warrants and rights (excludes restricted stock) (b)	Number of securities remaining available for future issuance under equity compensation plans(excluding securities reflected in column (a)) (c) (2)
Equity compensation plans approved by security holders	3,049,764	$ 13.31	1,488,481
Equity compensation plans not approved by security holders	-	-	-
Total	3,049,764	$ 13.31	1,488,481

(1) A narrative description of the material terms of equity compensation plans is set forth in Note 16 to the Consolidated Financial Statements.

(2) Includes 331,026 shares available for future issuance under the 1998 Employees Stock Purchase Plan (1998 Plan). A narrative description of the material terms of the 1998 Plan is set forth in Note 10 to the Consolidated Financial Statements

Unregistered Sales of Equity Securities and Use of Proceeds

On October 11, 2004, the Board of Directors approved the repurchase of up to 100,000 shares of the Company's common stock. This stock redemption program was approved to remain in place and in full force/effect for a period of one year. There were no shares repurchased under this program during the quarter ended January 5, 2006.

ITEM 6. SELECTED FINANCIAL DATA

(In thousands, except per share data)

	For the Fiscal Years				
	2005	2004(1)	2003(2)	2002(3)	2001(4)
Consolidated Statement of Operations Data:					
Net sales and service revenues	$ 714,749	$ 742,290	$ 598,423	$ 702,800	$ 809,214
Cost of sales and service	623,019	647,154	528,030	615,135	705,937
Gross profit	91,730	95,136	70,393	87,665	103,277
Operating expenses:					
Selling, general and administrative	81,688	69,897	49,918	54,468	61,123
Depreciation and amortization	5,568	4,393	5,319	5,720	10,362
Provision for doubtful accounts (5)	2,000	-	200	900	517
Litigation settlement (6)	-	-	150	300	1,000
Provision for vendor receivables and restructuring and severance charges (7)	2,305	2,423	-	4,048	15,934
Write down of goodwill (8)	16,000	-	-	-	-
Total operating expenses	107,561	76,713	55,587	65,436	88,936
Income (loss) from operations	(15,831)	18,423	14,806	22,229	14,341
Other expense (income):					
Interest, net	835	251	(75)	541	1,768
Other	17	26	11	(63)	(229)
Net other expense (income)	852	277	(64)	478	1,539
Income (loss) before income tax	(16,683)	18,146	14,870	21,751	12,802
Income tax expense (benefit) (9)	(6,021)	7,213	5,799	6,742	4,993
Net income (loss)	$ (10,662)	$ 10,933	$ 9,071	$ 15,009	$ 7,809
Earnings (loss) per common share (basic)	$ (0.85)	$ 0.89	$ 0.74	$ 1.18	$ 0.62
Earnings (loss) per common share (diluted)	$ (0.85)	$ 0.88	$ 0.73	$ 1.18	$ 0.61
Consolidated Balance Sheet Data:					
Working capital	$ 80,509	$ 80,959	$ 116,786	$ 123,334	$ 99,838
Long-term debt, net of current maturities	-	250	913	-	10,213
Equity	204,486	212,722	199,797	203,674	190,762
Total assets	295,145	332,888	269,199	248,496	341,718

1) During fiscal 2004, the Company and Pomeroy Acquisition Sub, Inc., a wholly owned subsidiary the Company, completed a merger with Alternative Resources Corporation ("ARC"). See Notes 5 and 12 of Notes to Consolidated Financial Statements.

2) During fiscal 2003, Pomeroy acquired all the outstanding common stock of Micrologic Business Systems of K.C., Inc. and acquired certain assets of eServ Solutions Group, LLC. See Note 12 of Notes to Consolidated Financial Statements.

3) During fiscal 2002, Pomeroy acquired certain assets of Verity Solutions, LLC. During fiscal 2002, the Company sold substantially all of the assets of TIFS.

4) During fiscal 2001, Pomeroy acquired certain assets of Osage Systems Group, Inc., Ballantyne Consulting Group, Inc. and System 5 Technologies, Inc.

5) During fiscal 2005, Pomeroy increased its allowance against trade receivables by $2.0 million.

6) During fiscal 2003, Pomeroy's results include a charge of $150 related to a litigation settlement. During fiscal 2002, Pomeroy's results include a charge of $300 related to a litigation settlement. During fiscal 2001, Pomeroy's results include a charge of $1,000 related to a litigation settlement with FTA Enterprises, Inc.

7) During fiscal 2005, the Company recorded severance charges totaling $0.9 million resulting primarily from a re-alignment of the structure of the Company's internal organization. Additionally, during fiscal 2005, the Company recorded restructuring charges aggregating $1.4 million due to unrecoverable assets related to the Company's former wholly-owned subsidiary, Technology Integration Financial Services ("TIFS"). Substantially all of the assets of TIFS were sold in fiscal 2002. During fiscal 2004, Pomeroy's results include an after tax charge of $1.5 million ($0.12 per diluted share) related to the Company recording restructuring and severance charges totaling $2.4 million. During fiscal 2002, Pomeroy's results include an after tax charge of $2.5 million ($0.20 per diluted share) related to the Company recording an increase in reserves and a restructuring charge totaling $4.0 million. During fiscal 2001, Pomeroy's results include an after tax charge of $9.7 million ($0.77 per diluted share) related to the Company recording an increase in reserves and a restructuring charge totaling $15.9 million.

8) During fiscal 2005, Pomeroy recorded a charge for the write down of goodwill totaling of $16 million.

9) During fiscal 2002, Pomeroy's results include an income tax benefit of $1.6 million ($0.13 per diluted share) due to a tax accounting change

QUARTERLY RESULTS OF OPERATIONS - UNAUDITED (in thousands, except per share data)

The following table sets forth certain unaudited operating results of each of the eight prior quarters. This information is unaudited, but in the opinion of management, includes all adjustments, consisting of normal recurring adjustments, necessary for a fair presentation of the results of operations of such periods.

	Fiscal 2005			
	First Quarter (1)	Second Quarter	Third Quarter (1,2,3)	Fourth Quarter (1,4)
Net sales and service revenues	$ 165,832	$ 192,025	$ 185,001	$ 171,891
Gross profit	$ 22,816	$ 25,147	$ 22,516	$ 21,251
Net income (loss)	$ 565	$ 2,365	$ (1,480)	$ (12,112)
Comprehensive income (loss)	$ 667	$ 2,365	$ (1,480)	$ (12,112)
Earnings (loss) per common share:				
Basic	$ 0.05	$ 0.19	$ (0.12)	$ (0.96)
Diluted	$ 0.04	$ 0.19	$ (0.12)	$ (0.96)

	Fiscal 2004			
	First Quarter	Second Quarter	Third Quarter (5)	Fourth Quarter
Net sales and service revenues	$ 155,214	$ 178,155	$ 200,504	$ 208,417
Gross profit	$ 18,369	$ 19,731	$ 26,450	$ 30,586
Net income	$ 2,276	$ 3,086	$ 1,872	$ 3,699
Comprehensive income	$ 2,276	$ 3,086	$ 1,872	$ 3,621
Earnings per common share:				
Basic	$ 0.19	$ 0.25	$ 0.15	$ 0.30
Diluted	$ 0.18	$ 0.25	$ 0.15	$ 0.30

1. During fiscal 2005, the Company recorded severance charges totaling $0.9 million of which $0.1 million, $0.3 million and $0.5 million were in the first, third and fourth quarters, respectively, resulting primarily from a re-alignment of the structure of the Company's internal organization.
2. During the third quarter of 2005, the Company recorded restructuring charges aggregating $1.4 million due to unrecoverable assets related to the Company's former wholly-owned subsidiary, Technology Integration Financial Services ("TIFS"). Substantially all of the assets of TIFS were sold in fiscal 2002.
3. During the third quarter of fiscal 2005, Pomeroy increased its allowance against trade receivables by $2.0 million.
4. During the fourth quarter of fiscal 2005, Pomeroy recorded a goodwill impairment charge of $16 million.
5. During the third quarter of fiscal 2004, Pomeroy's results include an after tax charge of $1.5 million ($0.12 per diluted share) related to the Company recording restructuring and severance charges of $2.4 million. Also, during the third quarter of fiscal 2004, Pomeroy acquired ARC through a stock transaction. See Notes 5 and 12 of the Notes to Consolidated Financial Statements.

Item 7.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis of the Company's results of operation and financial position should be read in conjunction with its consolidated financial statements included elsewhere in this report. In addition, the factors described under "Risk Factors" should be considered in evaluating the Company's outlook.

Critical Accounting Policies

In preparing financial statements in conformity with accounting principles generally accepted in the United States of America, management makes estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements, as well as the reported amounts of revenues and expenses during the reporting period. Management believes that it consistently applies judgments and estimates and such consistent application results in financial statements and accompanying notes that fairly represent all periods presented. However, any errors in these judgments and estimates may have a material impact on the Company's statement of operations and financial condition. Critical accounting policies, as defined by the Securities and Exchange Commission, are those that are most important to the portrayal of the Company's financial condition and results of operations and require management's most difficult and subjective judgments and estimates of matters that are inherently uncertain. The Company considers its critical accounting policies to be (1) *revenue recognition*, (2) *vendor and trade receivable allowances*, (3) *valuation of long-lived assets*, (4) income taxes and (5) contingencies and accruals.

Revenue recognition

In December 2003, the Securities and Exchange Commission ("SEC") issued Staff Accounting Bulletin ("SAB") No. 104, Revenue Recognition, which superceded SAB 101, Revenue Recognition in Financial Statements. SAB 104 updated certain interpretive guidance included in SAB 101, including the SAB 101 guidance related to multiple element revenue arrangements, to reflect the issuance by the Emerging Issues Task Force ("EITF") of EITF 00-21, Accounting for Revenue Arrangements with Multiple Deliverables

Generally, the Company, in accordance with SAB 104, recognizes revenue on the sale of products when the products are shipped, persuasive evidence of an arrangement exists, delivery has occurred, collection of the relevant receivable is probable and the sales price is fixed or determinable.

When the Company provides a combination of products and services to customers, the arrangement is evaluated under Emerging Issues Task Force Issue No. 00-21, "Revenue Arrangements with Multiple Deliverables," or EITF 00-21, which addresses certain aspects of accounting by a vendor for arrangements under which the vendor will perform multiple revenue generating activities. The application of the appropriate accounting guidance to our revenue requires judgment and is dependent upon the specific transaction and whether the sale includes items such as configuration, training, installation, service, or a combination of these items. Service revenue is recognized when the applicable services are provided or for service contracts, ratably over the lives of the contracts.

Vendor and trade receivable allowances

Pomeroy maintains allowances for doubtful accounts on both vendor and trade receivables for estimated losses resulting from the inability of its customers or vendors to make required payments. The determination of a proper allowance for vendor receivables is based on an ongoing analysis as to the recoverability of the Company's vendor receivable portfolio based primarily on account aging. The determination of a proper allowance for trade receivables is based on an ongoing analysis as to the credit quality and recoverability of the Company's trade receivable portfolio. Factors considered are account aging, historical bad debt experience, current economic trends and others. The analysis is performed on both vendor and trade receivable portfolios. A separate allowance account is maintained based on each analysis.

Valuation of long-lived assets
Long-lived assets, including property and equipment, goodwill and other intangible assets are reviewed for impairment when events or changes in facts and circumstances indicate that their carrying amount may not be recoverable. Events or changes in facts and circumstances that Pomeroy considers as impairment indicators include the following:

- Significant underperformance of the Company's operating results relative to expected operating results;
- Net book value compared to fair value;
- Significant adverse economic and industry trends;
- Significant decrease in the market value of the asset;
- Significant changes to the asset since the Company acquired it;
- And the extent that the Company may use an asset or changes in the manner that the Company may use it.

When the Company determines that one or more impairment indicators are present for its long-lived assets, excluding goodwill, Pomeroy compares the carrying amount of the asset to the net future undiscounted cash flows that the asset is expected to generate. If the carrying amount of the asset is greater than the net future undiscounted cash flows that the asset is expected to generate, Pomeroy would recognize an impairment loss to the extent the carrying value of the asset exceeds its fair value. An impairment loss, if any, would be reported in the Company's results of operations.

When the Company determines that one or more impairment indicators are present for its goodwill, Pomeroy compares its reporting unit's carrying value to its fair value. During fiscal 2005, the Company re-aligned the structure of its internal organization such that management and the board of directors now review operating results on a consolidated basis. As a result, the Company now has one reporting unit for goodwill testing. In fiscal 2004 and fiscal 2003, the Company had two reporting units for goodwill testing which were a products reporting unit and a services reporting unit. The Company has adopted January 6 as the valuation date for the annual testing. Write down of goodwill, if any, would be reported in the Company's results of operations. During the fourth quarter of fiscal 2005, the Company recorded a write down of goodwill of $16 million as further discussed herein.

Income taxes
Pomeroy is required to estimate income taxes in each of the jurisdictions in which the Company operates. This process involves estimating the Company's actual current tax exposure together with assessing temporary differences resulting from differing treatment of items for tax and accounting purposes. These differences result in deferred tax assets and liabilities, which are included within the Company's consolidated balance sheet. The Company must then assess the likelihood that the deferred tax assets will be recovered from future taxable income and to the extent that the Company believes recovery is not likely, the Company must establish a valuation allowance. To the extent the Company establishes a valuation allowance in a period; the Company must include an expense within the tax provision in the statement of operations. Pomeroy has not recorded a valuation allowance to reduce the carrying amount of recorded deferred tax assets representing future deductions, as the Company believes it will have sufficient taxable income in the future to realize these deductions. Pomeroy considers future taxable income and ongoing prudent and feasible tax planning strategies in assessing the need for a valuation allowance. In the event Pomeroy were to determine that it would not be able to realize its deferred tax assets in the future, an adjustment to the deferred tax asset would decrease income in the period such determination was made.

Contingencies and Accruals
We are subject to the possibility of various loss contingencies and accruals arising in the ordinary course of business. We accrue an estimated loss contingency when it is probable that a liability has been incurred and the amount of loss can be reasonably estimated. We regularly evaluate current information available to us to determine whether such accruals should be adjusted and whether new accruals are required.

RESULTS OF OPERATIONS
The following table sets forth for the periods presented information derived from our consolidated statements of operations expressed as a percentage of net sales and service revenues:

Financial Results	Percentage of Net Sales and Service Revenues For the Fiscal Years		
	2005	2004	2003
Total net sales and service revenues:			
Sales-equipment, supplies and leasing	67.6%	73.4%	78.6%
Service	32.4%	26.6%	21.4%
Total net sales and service revenues	100.0%	100.0%	100.0%
Total cost of sales and service:			
Sales-equipment, supplies and leasing	62.6%	67.9%	72.7%
Service	24.6%	19.3%	15.5%
Total cost of sales and service	87.2%	87.2%	88.2%
Total gross profit	12.8%	12.8%	11.8%
Operating expenses:			
Selling, general and administrative	10.9%	8.9%	7.9%
Rent	0.5%	0.5%	0.5%
Depreciation	0.7%	0.5%	0.8%
Amortization	0.1%	0.1%	0.1%
Provision for doubtful accounts	0.3%	0.0%	0.0%
Litigation settlement	0.0%	0.0%	0.0%
Restructuring and severance charges	0.3%	0.3%	0.0%
Goodwill impairment charge	2.2%	0.0%	0.0%
Total operating expenses	15.0%	10.3%	9.3%
Income (loss) from operations	-2.2%	2.5%	2.5%
Net other expense	0.1%	0.0%	0.0%
Income (loss) before income tax	-2.3%	2.5%	2.5%
Income tax expense (benefit)	-0.8%	1.0%	1.0%
Net income (loss)	-1.5%	1.5%	1.5%

FISCAL YEAR 2005 COMPARED TO FISCAL YEAR 2004

Total Net Sales and Service Revenues. Total net sales and service revenues decreased $27.6 million, or 3.7%, to $714.7 million in fiscal 2005 from $742.3 million in fiscal 2004. Product sales decreased $61.7 million, or 11.3%, to $483.4 million in fiscal 2005 from $545.1 million in fiscal 2004. This decrease is the result of customers not renewing product sales agreements and certain customers reducing expenditures during 2005. The loss of sales renewals is primarily a result of personnel turnover as the Company began implementing certain changes to the delivery organization. The Company believes these changes will have a positive impact on future net sales and revenues. Service revenues increased $34.1 million, or 17.3%, to $231.3 million in fiscal 2005 from $197.2 million in fiscal year 2004. This increase relates to increases in revenue associated with the acquisition of Alternative Resources Corporation ("ARC") on July 23, 2004.

Gross Profit. Gross profit margin was 12.8% of net sales and service revenues in fiscal 2005 and 2004, respectively. This gross profit was driven by increasing margin contribution from service revenue offset by declining margin contribution from product sales. On a forward looking basis, the Company expects to continue its aggressive product pricing in order to maintain market share. Reduced utilization rates from new engagements and service parts write offs has also resulted in downward pressure on service margins. Additionally, the Company expects to continue increasing the breadth and depth of its service offerings, which will have a continued impact on service gross margin. Factors that may have an impact on gross margin in the future include technical employee utilization rates, the mix of the type of products sold and services provided, the percentage of equipment or service sales with lower-margin customers, and the Company's decision to aggressively price certain products and services.

Operating Expenses. Total operating expenses increased $30.9 million, or 40.3%, to $107.6 million in fiscal 2005 from $76.7 million in fiscal 2004. The increases are primarily the result of increase in expenses due to the acquisition of ARC in July 2004, a $2.0 million increase in provision for doubtful accounts, $0.5 million increase in non-trade accounts receivable reserves and an increase of $0.9 million in outside consultants fees associated with third quarter late filing and $16.0 million recorded for write down of goodwill (discussed below). Expressed as a percentage of total net sales and service revenues, these expenses increased to 15.0% in fiscal 2005 from 10.3% for fiscal 2004. On a forward-looking basis, the Company expects to continue monitoring its selling, general and administrative expenses for strict cost controls.

Restructuring and Severance Charges. Restructuring and severance charges reported were $2.3 million for fiscal 2005 and $2.4 million for fiscal 2004. During fiscal 2005, the Company recorded severance charges totaling $0.9 million resulting primarily from a re-alignment of the organizational structure of the Company. Additionally, during fiscal 2005, the Company recorded restructuring charges aggregating $1.4 million due to unrecoverable assets related to the Company's former wholly-owned subsidiary, Technology Integration Financial Services ("TIFS"). Substantially all of the assets of TIFS were sold in fiscal 2002. During fiscal 2004, in connection with certain strategic initiatives, the Company recorded restructuring and severance charges of $1.0 million. The restructuring charge is associated with costs of facilities and processes of Pomeroy that have or will become duplicative or redundant as ARC operations are integrated into the Company. The Company also recorded a non-recurring, one-time charge for severance in the amount of $1.4 million related to the resignation of David B. Pomeroy II as CEO of the Company. David B. Pomeroy II continues to serve as Chairman of the Board of the Company.

Write Down of Goodwill. As part of its goodwill impairment testing, the Company reviews various factors, such as the market price of the Company's common stock, discounted cash flows from projected earnings and values for comparable companies to determine whether impairment exists. The Company has worked with a valuation firm to assess goodwill impairment and has determined there is impairment. The primary factor leading to the impairment is the Company's declining stock price in the fourth quarter of 2005. The second step of the goodwill impairment test is not yet complete. Therefore, the Company has recognized a charge of $16.0 million as a reasonable estimate of the impairment loss in its fiscal 2005 financial statements. The actual impairment loss, once determined by the Company, may differ significantly from this estimate. Any adjustment to this estimated impairment loss based on the completion of the measurement of the impairment loss will be recognized in the subsequent reporting period as a change in estimate.

Income (Loss) from Operations. Income (loss) from operations decreased $34.2 million, to a loss of $15.8 million in fiscal 2005 from income of $18.4 million in fiscal 2004. The Company's operating margin decreased to a negative 2.2% in fiscal 2005 as compared to a positive 2.5% in fiscal 2004. This decrease is a result of the decrease in sales and in gross profit and the increase in operating expenses as described above.

Net Interest Expense. Net interest expense was $0.8 million during fiscal 2005 as compared to $0.3 million during fiscal 2004. This increase in net interest expense was primarily the result of increased average borrowings under our credit facility relating to the ARC acquisition.

Income Taxes. Income tax benefit was $6.0 million during fiscal 2005 as compared to expense of $7.2 million during fiscal 2004. This decrease was principally related to the loss recognized in fiscal 2005.

Net Income (Loss). Net income decreased $21.6 million, to a $10.7 million net loss in fiscal 2005 from $10.9 million net income in fiscal 2004. The decrease was a result of the factors described above.

FISCAL YEAR 2004 COMPARED TO FISCAL YEAR 2003

Total Net Sales and Revenues. Total net sales and revenues increased $143.9 million, or 24.0%, to $742.3 million in fiscal 2004 from $598.4 million in fiscal 2003. This increase was a result primarily of increased industry-wide technology spending and the acquisition of Alternative Resources Corporation ("ARC") on July 23, 2004. Excluding the acquisition completed in fiscal year 2004, total net sales and revenues increased 13.4%.

Gross Profit. Gross profit margin was 12.8% in fiscal 2004 compared to 11.8% in fiscal 2003. This increase in gross profit resulted primarily from the increase in service-related revenues as a percentage of total revenues, which generally yields higher margins, due to the acquisition of Alternative Resources Corporation and by the adoption of EITF 02-16, "Accounting by a Customer (Including a Reseller) for Certain Consideration Received from a Vendor", in 2004.

As a consequence of adopting EITF 02-16, the Company recorded approximately $734 thousand during fiscal 2004 of vendor considerations as a reduction of cost of sales, which would previously have been recorded as a reduction of selling, general and administrative expenses. Excluding the impact of EITF 02-16, and therefore on a non-GAAP basis, the gross profit would have been 12.7% during fiscal 2004 compared to 11.7% during fiscal 2003. The non-GAAP gross profit margin is included in this discussion to provide meaningful comparison to prior periods.

Operating Expenses. Selling, general and administrative expenses (including rent expense and provision for doubtful accounts) expressed as a percentage of total net sales and revenues increased to 9.4% in fiscal 2004 from 8.4% for fiscal 2003. Total operating expenses expressed as a percentage of total net sales and revenues increased to 10.3% in fiscal 2004 from 9.3% for fiscal 2003. The increases are primarily the result of the acquisition of Alternative Resources Corporation and recording a $2.4 million restructuring charge in the third quarter of fiscal 2004 and the adoption of EITF 02-16 offset by higher net sales and revenues in fiscal 2004 as compared to fiscal 2003. On a forward-looking basis, the Company expects to continue monitoring its selling, general and administrative expenses for strict cost controls.

As noted above, as a result of adopting EITF 02-16, the Company reclassified approximately $734 thousand of vendor consideration to a reduction of cost of sales, which would previously have been recorded as a reduction of selling, general and administrative expenses. Excluding the impact of EITF 02-16, and therefore on a non-GAAP basis, operating expenses would have been 10.2% during fiscal 2004 as compared to 9.3% during fiscal 2003. This non-GAAP measurement is included to provide a more meaningful comparison to prior periods.

Litigation Settlement. No litigation settlement expenses were recorded in fiscal 2004. $0.2 million was recorded in fiscal 2003. For fiscal 2003, the litigation settlement relates to a single bankruptcy preference claim.

Restructuring and Severance Charges. Restructuring and severance charges reported were $2.4 million for fiscal 2004. During fiscal 2004, in connection with certain strategic initiatives, the Company recorded restructuring and severance charges of $1.0 million. The restructuring charge is associated with costs of facilities and processes of Pomeroy that have or will become duplicative or redundant as ARC operations are integrated into the Company. The Company also recorded a non-recurring, one-time charge for severance in the amount of $1.4 million related to the resignation of David B. Pomeroy II as CEO of the Company. David B. Pomeroy II continues to serve as Chairman of the Board of the Company.

Income from Operations. Income from operations increased $3.6 million, or 24.3%, to $18.4 million in fiscal 2004 from $14.8 million in fiscal 2003. The Company's operating margin remained constant in fiscal 2004 and 2003 at 2.5%, primarily due to the increase in gross margin, offset by increase in operating expenses.

Net Interest Income/Expense. Net interest expense was $0.25 million during fiscal 2004 as compared to interest income of $0.08 million during fiscal 2003. This increase in net interest expense was a result of increased borrowings under our credit facility relating to the ARC acquisition and lower interest rates on invested funds.

Income Taxes. The Company's effective tax rate was 39.75% in fiscal 2004 compared to 39.0% in fiscal 2003. This increase was principally related to the increase in state and local income taxes.

Net Income. Net income increased $1.8 million, to $10.9 million in fiscal 2004 from $9.1 million in fiscal 2003. The increase was a result of the factors described above.

Liquidity and Capital Resources

Cash used in operating activities was $4.5 million in fiscal 2005. Cash used in investing activities was $4.6 million, which included $1.3 million for acquisitions completed in prior years and $3.3 million for capital expenditures. Cash used in financing activities was $3.5 million which included $5.5 million of payments on notes payable and short-term borrowings, $0.4 million for the purchase of treasury stock, and was offset by $2.2 million from the exercise of stock options, and $0.2 million proceeds from the employee stock purchase plan.

The amount of cash derived from operating activities will vary based on a number of business factors which may change from time to time, including terms of available financing from vendors, downturns in the Company's business and/or downturns in the businesses of the Company's customers. However, a growth or decline in services revenue in conjunction with a change in the proportion of services revenue to total revenue is an underlying driver of operating cash flow during the period of growth because a majority of the Company's service revenue is generated based upon the billings of the Company's technicians. The cash outlay for these labor/payroll costs is incurred bi-weekly with each pay period. The invoicing for the service is generated on various billing cycles as dictated by the customers, and the respective cash inflow typically follows within 30 to 60 days of invoice date, which may be as long as 60 to 120 days from the time the services are performed. This differs from product revenue in that the time period between the time that the Company incurs the cost to purchase the products and collects the revenue from its customer is typically shorter, usually from 0 to 60 days, and the Company primarily orders inventory for a particular customer rather than stocking large amounts of inventory. The Company anticipates an increase in service revenue and in the proportion of service revenue to total revenue which, if it occurs, may result in a significant decrease in cash flows from operating activities during periods of significant growth or periods of excess technical capacity. In addition, certain services, primarily outsourcing contracts for the Company's Life Cycle Services, require that the Company maintain a specific parts inventory for servicing the customer; thus, an increase or decrease in the type of services provided can impact inventory levels and operating cash flows.

Cash flows used in operating activities in fiscal 2005 were $4.5 million as compared to cash flows provided by operating activities of $5.8 million for fiscal 2004. The decrease in cash flows from operating activities in fiscal 2005 compared to fiscal 2004 resulted primarily from timing of payments on accounts payable, offset by a reduction in accounts receivable and inventories.

Although working capital did not change significantly in 2005 as compared to 2004, there were significant changes in certain accounts. Trade receivables decreased $12.3 million primarily due to timing of payments from customers. Inventories decreased $3.5 million due to the decline in business and to the 2005 use of parts built up in 2004 for outsourcing contracts requiring higher levels of committed service parts inventory. Accounts payable decreased $26.1 million, primarily due to a decision to aggressively pursue cash discounts and to the decline in business. Other current liabilities increased $4.7 million primarily as a result of increased accruals related to the use of subcontractors on new outsourcing contracts.

A significant part of Pomeroy's inventories are financed by floor plan arrangements with third parties. At January 5, 2006, these lines of credit totaled $77.0 million, including $75.0 million with GE Commercial Distribution Finance ("GECDF") and $2.0 million with IBM Credit Corporation ("ICC"). Borrowings under the GECDF floor plan arrangements are made on thirty-day notes. The ICC line of credit was reduced to $1.0 million on March 6, 2006. Borrowings under the ICC floor plan arrangements are made on fifteen-day notes. All such borrowings are secured by the related inventory. Financing on substantially all of the arrangements is interest free due to subsidies by manufacturers. Overall, the average rate on these arrangements is less than 1.0%. The Company classifies amounts outstanding under the floor plan arrangements as accounts payable.

On June 28, 2004, the Company finalized a new $165 million Syndicated Credit Facility Agreement with GECDF. The credit facility has a three-year term and its components include a maximum of $75 million for inventory financing and a revolving line of credit, collateralized primarily by accounts receivable, of up to $110 million; provided that the total amount outstanding at any time under the inventory financing facility and the revolving line of credit may not exceed $165 million. Under the agreement, the credit facility provides a letter of credit facility of $5 million. Under the credit facility, the interest rate is based on the London InterBank Offering Rate ("LIBOR") and a pricing grid. As of January 5, 2006 the adjusted LIBOR rate was 6.64%. This credit facility expires June 28, 2007.

At January 5, 2006 and 2005, the Company's balance outstanding under the credit facility was approximately $15.3 and $20.2 million, respectively. The credit facility is collateralized by substantially all of the assets of Pomeroy, except those assets that collateralize certain other financing arrangements. Under the terms of the credit facility, the Company is subject to various financial covenants including maintenance of a minimum level of tangible net worth, a minimum fixed charge coverage ratio, a maximum ratio of total funded indebtedness to EBITDA, and a maximum net loss after tax. Due primarily to the write down of goodwill the Company violated certain of its financial covenants; however, the Company has received a waiver and as a result is not in default of its credit facility.

On July 23, 2004, the Company and Pomeroy Acquisition Sub, Inc. ("PAS"), a wholly owned subsidiary the Company, completed a merger with Alternative Resources Corporation ("ARC"). On May 11, 2004, the parties entered into a definitive merger agreement for PAS to acquire all of the issued and outstanding shares of capital stock of ARC. The merger was approved by ARC shareholders at a meeting held on July 22, 2004. As a result of the merger, ARC is now a wholly-owned subsidiary of the Company. The cash consideration paid at closing, including the cost of all stock, stock options and warrants purchased and the amount of ARC net debt retired, was approximately $46.1 million, which was funded from cash on hand and borrowings from Pomeroy's existing line of credit.

Pomeroy believes that the anticipated cash flow from operations and current financing arrangements will be sufficient to satisfy Pomeroy's capital requirements for the next twelve months. Historically, Pomeroy has financed acquisitions using a combination of cash, earn outs, shares of its Common Stock and seller financing. Pomeroy anticipates that future acquisitions will be financed in a similar manner.

Off-Balance Sheet Arrangements and Contractual Obligations

Aggregated information about the Company's contractual obligations as of January 5, 2006 is presented in the following table:

	Payments due by period				
Contractual Obligations	**Total**	**Less than 1 Year**	**1-3 Years**	**3-5 Years**	**More Than 5 Years**
Operating leases	$ 27,955	$ 5,822	$ 9,883	$ 4,286	$ 7,964
Short-term borrowings	15,304	15,304	-	-	-
Floor plan arrangements	15,451	15,451	-	-	-
Total contractual cash obligations	$ 58,710	$ 36,577	$ 9,883	$ 4,286	$ 7,964

The operating leases, shown above, are not recorded on the consolidated balance sheet. Operating leases are utilized in the normal course of business. The expected timing or payment of obligations discussed above is estimated based on current information. Timing of payments and actual amounts paid may be different depending on changes to agreed-upon amounts for some obligations.

Impact of Recent Accounting Pronouncements

In November 2004, the Financial Accounting Standards Board ("FASB") issued SFAS No. 151, "Inventory Costs, an Amendment of ARB No. 43, Chapter 4." SFAS No. 151 retains the general principle of ARB No. 43, Chapter 4, "Inventory Pricing," that inventories are presumed to be stated at cost; however, it amends ARB No. 43 to clarify that abnormal amounts of idle facilities, freight, handling costs and spoilage should be recognized as current period expenses. Also, SFAS No. 151 requires fixed overhead costs be allocated to inventories based on normal production capacity. The guidance in SFAS No. 151 is effective for inventory costs incurred during fiscal years beginning after June 15, 2005. The Company believes that implementing SFAS No. 151 should not have any material impact on its financial condition, results of operations or cash flows.

In December 2004, the FASB issued SFAS No. 123 (revised 2004), "Share-Based Payment" ("SFAS 123R"), which replaces SFAS No. 123, "Accounting for Stock-Based Compensation" ("SFAS 123") and supersedes APB Opinion No. 25, "Accounting for Stock Issued to Employees." SFAS 123R requires all share-based payments to employees, including grants of employee stock options, to be recognized in the financial statements based on their fair values, beginning with the first annual period beginning after June 15, 2005, with early adoption encouraged. The pro forma disclosures previously permitted under SFAS 123 no longer will be an alternative to financial statement recognition. Under SFAS 123R, we must determine the appropriate fair value model to be used for valuing share-based payments, the amortization method for compensation cost and the transition method to be used at date of adoption.

SFAS 123R will apply to awards granted or modified by the Company after January 5, 2006. Compensation cost will also be recorded for prior option grants that vest after that date. The effect of adopting SFAS 123R on the Company's consolidated results of operations will depend on the level of future option grants and the fair value of the options granted at such future dates, as well as the vesting periods provided by such awards and, therefore, cannot currently be estimated. For those options outstanding as of January 5, 2006, the Company estimates the impact on the Company's fiscal 2006 consolidated results of operations will be approximately $0.9 million of expense.

In March 2005, the SEC issued Staff Accounting Bulletin No. 107 ("SAB 107"). SAB 107 covers key topics related to the implementation of SFAS 123R, including valuation models, expected volatility, expected option term, income tax effects, classification of stock-based compensation cost, capitalization of compensation costs, and disclosure requirements.

In May 2005, the FASB issued SFAS 154, "Accounting Changes and Error Corrections," which replaces APB No. 20, "Accounting Changes," and SFAS 3, "Reporting Accounting Changes in Interim Financial Statements." This statement requires that an entity apply the retrospective method in reporting a change in an accounting principle of the reporting entity. The standard only allows for a change in accounting principle if it is required by a newly issued accounting pronouncement or the entity can justify the use of an allowable alternative accounting principle on the basis that it is preferable. This statement also requires that corrections for errors discovered in prior period financial statements be reported as a prior period adjustment by restating prior period financial statements. Additional disclosures are required when a change in accounting principle or reporting entity occurs, as well as when a correction for an error is reported. SFAS 154 is effective for the Company for fiscal 2006. No material impact is anticipated as a result of the adoption of this statement.

Item 7A. Quantitative and Qualitative Disclosures About Market Risk

The Company is exposed to interest rate risk primarily through its credit facility with GECDF.

Currently, the Company does not have any significant financial instruments for trading or other speculative purposes or to manage interest rate exposure.

Item 8. Financial Statements and Supplementary Data

Registrant hereby incorporates the financial statements required by this item by reference to Item 15 hereof.

Item 9. Changes in and Disagreements With Accountants on Accounting and Financial Disclosure
None

Item 9A. Controls and Procedures

Evaluation of Disclosure Controls and Procedures

We evaluated the effectiveness of the design and operation of our disclosure controls and procedures, as defined in Rules 13(a)-15(e) and 15(d)-15(e) of the Securities Exchange Act of 1934 (the "Exchange Act"), as of the end of the period covered by this report. Our management, including the Chief Executive Officer and Chief Financial Officer, supervised and participated in the evaluation. Based on the evaluation, management concluded that, as of the end of the period covered by this report, due to the material weaknesses in our internal control over financial reporting described below, our disclosure controls and procedures were not effective in providing reasonable assurance that information required to be disclosed by us in the reports we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC's forms and rules. Despite the control weakness described below, the financial statements reported on Form 10-K for the fiscal year ended January 5, 2006, fairly present, in all material respects, the consolidated financial condition and results of operations of the Company for the fiscal years presented.

Management's Report on Internal Control over Financial Reporting

The management of Pomeroy IT Solutions, Inc. (the "Company") is responsible for establishing and maintaining adequate internal control over financial reporting. Our Company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with accounting principles generally accepted in the United States of America. Internal control over financial reporting includes policies and procedures that: (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company, (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with U.S. generally accepted accounting principles, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company's assets that could have a material effect on the financial statements. The Company's management assessed the effectiveness of the Company's internal control over financial reporting as of January 5, 2006. In making this assessment, the Company's management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission in *Internal Control-Integrated Framework.*

A material weakness is a control deficiency, or combination of control deficiencies, that results in more than a remote likelihood that a material misstatement of the annual or interim financial statements will not be prevented or detected. Based on the Company's evaluation, the Company has concluded that it did not maintain effective internal control over financial reporting as of January 5, 2006 as a result of the material weaknesses discussed below. Note that the first two material weaknesses described below are substantially inclusive of the two material weaknesses identified in the Company's Form 10-K/A filed May 5, 2005.

1. The Company did not maintain effective internal control over the accuracy of service billing calculations and revenue recognition related to service activity. During the year, the Company transitioned its service billing function from a decentralized branch model to a centralized team responsible for contract administration and invoicing. The centralized function utilizes a work order management system; however, for the majority of the year, controls related to this system were not fully functional. Errors were found with regard to the proper timing and cutoff of service revenue. In addition, there were errors found related to service expense accruals and service parts inventory. The systems that account for and track these transactions were not functioning appropriately and generated errors.
2. The Company did not maintain effective internal control over the financial reporting and close function to appropriately apply generally accepted accounting principles ensuring the adequacy of amounts and completeness of disclosures in the consolidated financial statements. We identified instances of undocumented, unresolved or unrecorded reconciling items in account reconciliations and account misclassifications resulting in multiple unadjusted differences to the consolidated financial statements. We identified instances where personnel responsible for the accounting of complex financial transactions may not have been competent and adequately trained.

3. The Company did not maintain effective controls over computer applications used for financial reporting. We identified instances where there were problems with the implementation of computer applications, where certain computer applications did not have appropriate system access rights, and where there was inadequate segregation of duties within certain applications.
4. The Company did not maintain effective controls over the payroll process. We identified instances where there was delinquent notification of the terminations of employees which resulted in the overpayment of compensation and benefits.

Because of these material weaknesses, management has concluded that the Company did not maintain effective internal control over financial reporting as of January 5, 2006, based on criteria established in *Internal Control-Integrated Framework.*

The Company's independent registered public accounting firm, Crowe Chizek and Company LLC, has issued an audit report on management's assessment of the effectiveness of the Company's internal control over financial reporting as of January 5, 2006, which follows.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON INTERNAL CONTROL OVER FINANCIAL REPORTING

We have audited management's assessment, included in Management's Report on Internal Control Over Financial Reporting, that Pomeroy IT Solutions, Inc. (the "Company") did not maintain effective internal control over financial reporting as of January 5, 2006, based on criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Pomeroy IT Solutions, Inc.'s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on management's assessment and an opinion on the effectiveness of the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, evaluating management's assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

A material weakness is a control deficiency, or combination of control deficiencies, that results in more than a remote likelihood that a material misstatement of the annual or interim financial statements will not be prevented or detected. The following material weaknesses have been identified and included in management's assessment:

1. As of January 5, 2006, the Company did not maintain effective internal control over the accuracy of service billing calculations and revenue recognition related to service activity. During the year, the Company continued transitioning its service billing function from a decentralized branch model to a centralized team responsible for contract administration and invoicing. The centralized function utilizes a work order management system; however, controls related to this system were not fully functional. Errors were found with regard to the proper timing and cutoff of service revenue. In addition, there were errors found related to service expense accruals and service parts inventory. The systems that account for and track these transactions were not functioning appropriately and generated errors.
2. As of January 5, 2006, the Company did not maintain effective internal control over the financial reporting and close function to appropriately apply generally accepted accounting principles ensuring the adequacy of amounts and completeness of disclosures in the consolidated financial statements. The Company and we identified instances of improper account reconciliations resulting in incorrect balances or classifications of amounts in the consolidated financial statements resulting in multiple adjusting entries. The Company identified instances where personnel responsible for the accounting of complex financial transactions may not have been competent and adequately trained.

3. As of January 5, 2006, the Company did not maintain effective controls over computer applications used for financial reporting. The Company and we identified instances where there were problems with the implementation of computer applications, where certain computer applications did not have appropriate system access rights, and where there was inadequate segregation of duties within certain applications.
4. As of January 5, 2006, the Company did not maintain effective controls over the payroll process. The Company and we identified instances where there was delinquent notification of the terminations of employees which resulted in the overpayment of compensation and benefits

These material weaknesses were considered in determining the nature, timing, and extent of audit tests applied in our audit of the January 5, 2006 consolidated financial statements, and this report does not affect our report dated April 14, 2006 on those consolidated financial statements.

In our opinion, management's assessment that Pomeroy IT Solutions, Inc. did not maintain effective internal control over financial reporting as of January 5, 2006, is fairly stated, in all material respects, based on criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Also, in our opinion, because of the effect of the material weaknesses described above on the achievement of the objectives of the control criteria, Pomeroy IT Solutions, Inc. has not maintained effective internal control over financial reporting as of January 5, 2006 based on criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Pomeroy IT Solutions, Inc. as of January 5, 2006 and 2005, and the related consolidated statements of operations, equity and cash flows for each of the three years in the period ended January 5, 2006, and our report dated April 14, 2006 expressed an unqualified opinion on those consolidated financial statements.

Louisville, Kentucky
April 14, 2006

Crowe Chizek and Company LLC

Changes in internal control over financial reporting

During the fourth quarter ended January 5, 2006, there has been no change in the Company's internal control over financial reporting (as defined in Rule 13(a)-15(f) under the Exchange Act) that has materially affected, or is reasonably likely to materially affect, its internal control over financial reporting.

Item 9B. Other Information

None

PART III

Items 10-14.

The Registrant hereby incorporates the information required by Form 10-K, Items 10-14 by reference to the Company's definitive proxy statement for its 2006 Annual Meeting of shareholders, which will be filed with the Commission on or before May 5, 2006.

PART IV

Item 15. Exhibits, Financial Statement Schedules

(a) The following documents are filed as a part of this report:

		2005 Form 10-K Page
1.	Financial Statements:	
	Report of Independent Registered Public Accounting Firm	F-1
	Consolidated Balance Sheets, January 5, 2006 and January 5, 2005	F-2 to F-3
	For each of the three fiscal years in the period ended January 5, 2006:	
	Consolidated Statements of Operations	F-4
	Consolidated Statements of Equity	F-5
	Consolidated Statements of Cash Flows	F-6
	Notes to Consolidated Financial Statements	F-7 to F-23
2	Financial Statement Schedule None	

			Filed Herewith (page #) or Incorporated by Reference to:
3.	Exhibits		
	3(i)(a)1	Certificate of Incorporation of Pomeroy Computer Resources, dated February, 1992	Exhibit 3(i)(a)(1) of Company's Form 10-Q filed Aug. 11, 2000
	3(i)(a)2	Certificate of Amendment to Certificate of Incorporation, dated July 1997	Exhibit 3(i)(a)(2) of Company's Form 10-Q filed Aug. 11, 2000
	3(i)(a)3	Certificate of Designations of Series A Junior Participating Preferred Stock of Pomeroy Computer Resources, Inc. February 1998	Exhibit 3(i)(a)(3) of Company's Form 10-Q filed Aug. 11, 2000
	3(i)(a)4	Certificate of Amendment to Certificate of Incorporation, dated August 2000	Exhibit 3(i)(a)(4) of Company's Form 10-Q filed Aug. 11, 2000

3(i)(a)5	Certificate of Amendment to Certificate of Incorporation for Pomeroy Computer Resources, Inc., dated June 19, 2003	Exhibit 3(I)(a)5 of Company's Form 10-Q filed August 19, 2003
(3)(i)(a)6	Certificate of Amendment to Certificate of Incorporation for Pomeroy Computer Resources Sales Company, Inc., dated June 19, 2003	Exhibit 3(I)(a)6 of Company's Form 10-Q filed August 19, 2003
3(ii)	Bylaws of the Company	Exhibit 3(a) of Company's Form S-1 filed Feb. 14, 1992
4	Rights Agreement between the Company and The Fifth Third Bank, as Rights Agent dated as of February 23,1998	Exhibit 4 of Company's Form 8-K filed February 23, 1998
10(i)	Material Agreements	
(b)(1)	Agreement for Wholesale Financing (Security Agreement) between IBM Credit Corporation and the Company dated April 2, 1992	Exhibit 10(i)(b)(1) of Company's Form 10-K filed April 7, 1994
(b)(2)	Addendum to Agreement for Wholesale Financing between IBM Credit Corporation and the Company dated July 7, 1993	Exhibit 10(i)(b)(2) of Company's Form 10-K filed April 7, 1994
(c)(1)	Agreement for Wholesale Financing (Security Agreement) between ITT Commercial Finance Corporation and the Company dated March 27, 1992	Exhibit 10(i)(c)(1) of Company's Form 10-K filed April 7, 1994
(c)(2)	Addendum to Agreement for Wholesale Financing between ITT Commercial Finance Corporation and the Company dated July 7, 1993	Exhibit 10(i)(c)(2) of Company's Form 10-K filed April 7, 1994
(c)(3)	Amendment to Agreement for Wholesale Financing between Deutsche Financial Services f/k/a ITT Commercial Finance Corporation and the Company dated May 5, 1995	Exhibit 10(i)(c)(3) of Company's Form 10-Q filed May 18, 1995
(d)(4)	Registration Rights Agreement between the Company and TCSS dated March 14, 1996	Exhibit 10.50 of Company's Form S-1 filed June 4, 1996
(e)(1)	IBM Agreement for authorized Dealers and Industry Remarketers with the Company, dated September 3, 1991	Company's Form S-1 filed Feb. 14. 1992
(e)(2)	Schedule of Substantially Identical IBM Agreements for Authorized Dealers And Industry Remarketers	Exhibit 10(i)(e)(2) of Company's Form S-1 filed Feb. 14, 1992

(kk)(1)	The Asset Purchase Agreement dated July 27, 2000 by, between and among Pomeroy Computer Resources, Inc., Pomeroy Select Integration Solutions, Inc., DataNet, Inc., DataNet Technical Services, LLC, DataNet Tangible Products, LLC, DataNet Programming, LLC, Richard Stitt, Gregory Stitt, Jeffrey Eacho, and Richard Washington.	Exhibit 10)(i)(kk)(1) Company's Form 10-Q filed November 10, 2000
(mm)(7)	The Asset Purchase Agreement by, between and among Pomeroy Select Integration Solutions, Inc., and Ballantyne Consulting Group, Inc., Mark DeMeo, Joe Schmidt, Scott Schneider and Date Tweedy, dated September 21, 2001	Exhibit 10(I)(mm)(7) of Company's Form 10-Q filed November 13, 2001
(mm)(8)	The Asset Purchase Agreement by, between and among Pomeroy Computer Resources, Inc., Pomeroy Select Integration Solutions, Inc., System 5 Technologies, Inc., Dale Tweedy, Jill Tweedy and Phil Tetreault, dated September 21, 2001	Exhibit 10(I)(mm)(8) of Company's Form 10-Q filed November 13, 2001
(mm)(10)	Asset purchase agreement by, between and among Pomeroy Select Integration Solutions, Inc. and Verity Solutions, LLC and John R. Blackburn, dated August 30, 2002	Exhibit 10(I)(mm)(10) of Company's Form 10-Q filed May 20, 2002
(mm)(11)	Covenant not to compete agreement between John R. Blackburn and Pomeroy Select Integration Solutions, Inc.	Exhibit 10(I)(mm)(11) of the Company's Form 10-Q filed May 20, 2002
(mm)(15)	Facilities Agreement dated June 28, 2004 by, between, and among Pomeroy IT Solutions, Inc. (formerly known as, Pomeroy Computer Resources, Inc.), Pomeroy Select Integration Solutions, Inc., Pomeroy Select Advisory Services, LLC (formerly, prior to conversion, Pomeroy Select Advisory Services, Inc.), Pomeroy IT Solutions Sales Company, Inc. (formerly known as, Pomeroy Computer Resources Sales Company, Inc.), Pomeroy Computer Resources Holding Company, Inc., Pomeroy Computer Resources Operations, LLP, PCR Holdings, Inc. (formerly known as, Technology Integration Financial Services, Inc.), PCR Properties, LLC (formerly, prior to conversion, PCR Properties, Inc., and prior to such conversion, formerly known as, T.I.F.S. Advisory Services, Inc.), TheLinc, LLC, Val Tech Computer Systems, Inc., Micrologic Business Systems of K.C., LLC, Pomeroy Acquisition Sub, Inc. (collectively, and separately referred to as, "Borrower"), and GE Commercial Distribution Finance Corporation ("GECDF"), as Administrative Agent, and GECDF and the other lenders listed on Exhibit 3 of the Agreement and the signature pages hereto (and their respective successors and permitted assigns), as "Lenders".	Exhibit 10(i)(mm)(i) of the Company's Form 10-Q filed August 16, 2004

(nn)(1)	Stock purchase agreement by, between and among James Hollander, trustee, Raymond Hays, trustee, David Yoka, trustee and Matthew Cussigh and Pomeroy Computer Resources, Inc.	Exhibit (nn)(1) of the Company's Form 10-Q filed May 20, 2003
(nn)(2)	Asset purchase agreement by, between and among Pomeroy IT Solutions, Inc., Pomeroy Select Integration Solutions, Inc., eServe Solutions Group, LLC, Tim Baldwin and Pat Sherman.	Exhibit (nn)(2) of the Company's Form 10-K filed March 19, 2004
(nn)(3)	Agreement and plan of merger by and between Pomeroy Acquisition Sub, Inc., a wholly owned subsidiary of Pomeroy, and Alternative Resources Corporation, dated May 11, 2004	Exhibit 10 (I) of the Company's Form 10-Q filed May 17, 2004
(nn)(4)	Lockup and Purchase Agreement by and between Pomeroy IT Solutions, Inc., a Delaware corporation ("Parent"), and Wynnchurch Capital Partners, L.P. ("Wynnchurch US"), a Delaware limited partnership, Wynnchurch Capital Partners Canada, L.P. ("Wynnchurch Canada"), an Alberta, Canada limited partnership and Wynnchurch Capital, Ltd., a Delaware corporation (Wynnchurch US, Wynnchurch Canada and Wynnchurch Capital, Ltd. are collectively "Wynnchurch"), dated May 11, 2004.	Exhibit 10 (ii) of the Company's Form 10-Q filed May 17, 2004
10(ii)	Material ordinary course of business contracts that require filing	
(D)(1)	Lease Agreement by and between Pomeroy Investments, LLC and Pomeroy Select Integration Solutions, Inc. , dated September 12, 2005	Exhibit 10(ii)(D)(1) of Form 10K Filed April 14, 2006
(D)(2)	Aircraft Lease Agreement by and between Suntrust Leasing Corporation and Pomeroy IT Solutions Sales Company, Inc and Pomeroy Select Integration Solutions, Inc., dated December 28, 2005	Exhibit 10(ii)(D)(2) of Form 10K Filed April 14, 2006
(D)(3)	Third Amendment to Lease Agreement by and between Pomeroy Investment, LLC and Pomeroy IT Solutions, Inc.	Exhibit 10(ii)(D)(3) of Form 10K Filed April 14, 2006
(o)(1)	Consulting Agreement by and between Pomeroy IT Solutions, Inc. and David B. Pomeroy, effective January 5, 2005	Exhibit 10 (ii) (A) of the Company's Form 8-K filed February 3, 2005
10 (iii)	Material Employee Benefit and Other Agreements	
(d)	The Company Savings 401(k) Plan, effective July 1, 1991	Exhibit 10(iii)(d) of Company's Form S-1 filed Feb. 14, 1992
(f)	The Company's 2002 Amended and Restated Stock Incentive Plan	Exhibit B to the Company's Definitive Proxy Statement filed May 4, 2004

(g)	The Company's 2002 Amended and Restated Outside Directors Stock Option Plan	Exhibit A to the Company's Definitive Proxy Statement filed May 5, 2005
(j)(2)	Incentive Deferred Compensation Agreement between the Company and Stephen E. Pomeroy dated November 13, 1996	Exhibit 10.4 of Company's Form S-3 filed January 3, 1997
(j)(8)	Amended and restated employment agreement by and between Pomeroy IT Solutions, Inc. fka Pomeroy Computer Resources, Inc. and Stephen E. Pomeroy, dated November 3, 2003	Exhibit 10(iii)(j)(7) of the Company's Form 10-Q filed November 19, 2003

(j)(9)	First Amendment to Amended and restated employment agreement by and between Pomeroy IT Solutions, Inc. and Stephen E. Pomeroy, dated January 6, 2004.	Exhibit 10(iii)(J)(9) of the Company's Form 10-Q filed May 17, 2004
(j)(10)	Second Amendment to Amended and Restated Employment Agreement dated October, 13, 2005 by and between the Company and Stephen E. Pomeroy.	Exhibit 10(iii)(A) of the Company's Form 8-K filed October 13, 2005
(k)	The Company's 1998 Employee Stock Purchase Plan, Effective April 1, 1999	Exhibit 4.3 of Company's Form S-8 filed March 23, 1999
(n)(2)	2002 Amended and Restated Stock Incentive Plan of Pomeroy IT Solutions, Inc.	Exhibit B of the Company's Definitive Proxy, Schedule 14A, filed May 4, 2004
(o)(1)	Employment Agreement of Kevin G. Gregory	Exhibit 10(iii)(o)(1) of Company's Form 10K filed April 14, 2006
(p)(1)	Employment Agreement of Keith Blachowiak	Exhibit 10(iii)(A) of the Company's Form 8-K filed February 13, 2006
11	Computation of Per Share Earnings	See Note 2 of Notes to Consolidated Financial Statements
21	Subsidiaries of the Company	
23.1	Consent of Crowe Chizek and Company LLC	
31.1	Section 302 CEO Certification	
31.2	Section 302 CFO Certification	
32.1	Section 906 CEO Certification	
32.2	Section 906 CFO Certification	

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Pomeroy IT Solutions, Inc.

By: /s/ Stephen E. Pomeroy

Stephen E. Pomeroy
President and Chief Executive
Officer and Chief Accounting Officer

Dated: April 14, 2006

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed by the following persons on behalf of the Registrant and in the capacities and on the date indicated.

Signature and Title	Date
By: /s/ David B. Pomeroy David B. Pomeroy, II Director	April 14, 2006
By: /s/ Stephen E. Pomeroy Stephen E. Pomeroy, Director	April 14, 2006
By: /s/ Kevin G. Gregory Kevin G. Gregory, Director	April 14, 2006
By: /s/ James H. Smith III James H. Smith III, Director	April 14, 2006
By: /s/ Ronald E. Krieg Ronald E. Krieg, Director	April 14, 2006
By: /s/ Debra E. Tibey Debra E. Tibey, Director	April 14, 2006
By: /s/ Edward E. Faber Edward E. Faber, Director	April 14, 2006
By: /s/ William H. Lomicka William H. Lomicka, Director	April 14, 2006
By: /s/ Kenneth R. Waters Kenneth R. Waters, Director	April 14, 2006
By: /s/ Vincent D. Rinaldi Vincent D. Rinaldi, Director	April 14, 2006
By: /s/ David G. Boucher David G. Boucher, Director	April 14, 2006

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders
Pomeroy IT Solutions, Inc.

We have audited the accompanying consolidated balance sheets of Pomeroy IT Solutions, Inc. and subsidiaries as of January 5, 2006 and 2005, and the related consolidated statements of operations, equity and cash flows for each of the three years in the period ended January 5, 2006. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Pomeroy IT Solutions, Inc. and subsidiaries as of January 5, 2006 and 2005, and the results of their operations and their cash flows for each of the three years in the period ended January 5, 2006, in conformity with U.S. generally accepted accounting principles.

Crowe Chizek and Company LLC

/s/ Crowe Chizek and Company LLC

Louisville, Kentucky
April 14, 2006

POMEROY IT SOLUTIONS, INC.
CONSOLIDATED BALANCE SHEETS

(in thousands)	January 5, 2006	January 5, 2005
ASSETS		
Current Assets:		
Cash and cash equivalents	$ 5,115	$ 17,669
Accounts receivable:		
Trade, less allowance of $4,355 and $1,462 at January 5, 2006 and 2005, respectively	130,814	143,113
Vendor receivables, less allowance of $100 at January 5, 2006 and 2005, respectively	4,952	5,790
Net investment in leases	1,998	3,814
Other	2,894	2,902
Total receivables	140,658	155,619
Inventories	13,665	17,188
Other	11,730	10,302
Total current assets	171,168	200,778
Equipment and leasehold improvements:		
Furniture, fixtures and equipment	32,655	30,113
Leasehold Improvements	6,796	6,187
Total	39,451	36,300
Less accumulated depreciation	24,656	21,061
Net equipment and leasehold improvements	14,795	15,239
Net investment in leases, net of current portion	995	1,650
Goodwill	101,048	109,913
Intangible assets, net	3,007	3,702
Other assets	4,132	1,606
Total assets	$ 295,145	$ 332,888

See accompanying notes to consolidated financial statements.

POMEROY IT SOLUTIONS, INC.
CONSOLIDATED BALANCE SHEETS

(in thousands, except per share data)	January 5, 2006	January 5, 2005
LIABILITIES AND EQUITY		
Current Liabilities:		
Current portion of notes payable	$ -	$ 912
Short-term borrowings	15,304	20,153
Accounts payable:		
Floor plan financing	15,451	19,393
Trade	31,187	53,263
Total accounts payable	46,638	72,656
Deferred revenue	3,444	3,490
Employee compensation and benefits	8,039	8,245
Accrued restructuring and severance charges	5,791	7,585
Other current liabilities	11,443	6,778
Total current liabilities	90,659	119,819
Notes payable, net of current portion	-	250
Deferred income taxes	-	97
Equity:		
Preferred stock, $.01 par value; authorized 2,000 shares, (no shares issued or outstanding)	-	-
Common stock, $.01 par value; authorized 20,000 shares, (13,400 and 13,188 shares issued at January 5, 2006 and 2005, respectively)	135	132
Paid in capital	89,126	85,231
Unearned compensation	(1,198)	-
Accumulated other comprehensive income (loss)	24	(78)
Retained earnings	125,521	136,183
	213,608	221,468
Less treasury stock, at cost (810 and 778 shares at January 5, 2006 and 2005, respectively)	9,122	8,746
Total equity	204,486	212,722
Total liabilities and equity	$ 295,145	$ 332,888

See accompanying notes to consolidated financial statements.

POMEROY IT SOLUTIONS, INC.
CONSOLIDATED STATEMENTS OF OPERATIONS

(in thousands,except per share data)	Fiscal Years Ended		
	January 5, 2006	January 5, 2005	January 5, 2004
Net sales and service revenues:			
Product - equipment, supplies and leasing	$ 483,431	$ 545,115	$ 470,518
Service	231,318	197,175	127,905
Total net sales and service revenues	714,749	742,290	598,423
Cost of sales and service:			
Product - equipment, supplies and leasing	447,383	504,018	435,048
Service	175,636	143,136	92,982
Total cost of sales	623,019	647,154	528,030
Gross profit	91,730	95,136	70,393
Operating expenses:			
Selling, general and administrative	78,317	66,449	46,769
Rent expense	3,371	3,448	3,149
Depreciation	4,805	4,029	4,915
Amortization	763	364	404
Provision for doubtful accounts	2,000	-	200
Litigation settlement	-	-	150
Restructuring and severance charges	2,305	2,423	-
Goodwill impairment charge	16,000	-	-
Total operating expenses	107,561	76,713	55,587
Income (loss) from operations	(15,831)	18,423	14,806
Other expense (income):			
Interest , net	835	251	(75)
Other	17	26	11
Total other expense (income)	852	277	(64)
Income (loss) before income tax	(16,683)	18,146	14,870
Income tax expense (benefit)	(6,021)	7,213	5,799
Net income (loss)	$ (10,662)	$ 10,933	$ 9,071
Weighted average shares outstanding:			
Basic	12,554	12,253	12,305
Diluted (1)	12,554	12,442	12,375
Earnings (loss) per common share:			
Basic	$ (0.85)	$ 0.89	$ 0.74
Diluted (1)	$ (0.85)	$ 0.88	$ 0.73

(1) Dilutive loss per common share for the year ended January 5, 2006 would have been anti-dilutive if the number of weighted average shares outstanding were adjusted to reflect the dilutive effect of outstanding stock options and unearned restricted shares.

See accompanying notes to consolidated financial statements.

POMEROY IT SOLUTIONS, INC.
CONSOLIDATED STATEMENTS OF EQUITY

llars in thousands,
ept per share amounts)

	Common Stock	Paid-in Capital	Unearned Compensation	Retained Earnings	Treasury Stock	Accumulated Other Comprehensive Income (Loss)	Total Equity
ances at January 6, 2003	$ 129	$ 81,740	$ -	$ 125,988	$ (4,183)	$ -	$ 203,674
let income and comprehensive income				9,071			9,071
reasury stock purchased					(4,096)		(4,096)
ash dividend ($0.80 per share)				(9,809)			(9,809)
tock options exercised and related tax benefit	1	607					608
37,091 common shares issued for employee stock purchase plan		349					349
ances at January 5, 2004	130	82,696	-	125,250	(8,279)	-	199,797
let income, foreign currency translation adjustment and comprehensive income				10,933		(78)	10,855
reasury stock purchased					(467)		(467)
tock options exercised and related tax benefit	2	2,139					2,141
10,018 common shares issued for employee stock purchase plan		396					396
ances at January 5, 2005	132	85,231	-	136,183	(8,746)	(78)	212,722
let loss, foreign currency translation adjustment and comprehensive loss				(10,662)		102	(10,560)
reasury stock purchased					(376)		(376)
Restricted stock issued	1	1,265	(1,266)				-
estricted stock earned			68				68
tock options exercised and related tax benefit	2	2,461					2,463
9,688 common shares issued for employee stock purchase plan		169					169
ances at January 5, 2006	$ 135	$ 89,126	$ (1,198)	$ 125,521	$ (9,122)	$ 24	$ 204,486

See accompanying notes to consolidated financial statements.

POMEROY IT SOLUTIONS, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS

(in thousands)	Fiscal Years Ended January 5,		
	2006	2005	2004
Cash Flows from Operating Activities:			
Net income (loss)	$ (10,662)	$ 10,933	$ 9,071
Adjustments to reconcile net income (loss) to net cash flows from (used in) operating activities:			
Depreciation	4,805	4,029	4,915
Amortization	763	364	404
Restricted stock compensation	68	-	-
Deferred income taxes	(4,038)	2,763	2,488
Loss on sale of fixed assets	15	222	84
Change in receivables allowances	2,585	(1,826)	(4,005)
Tax benefit from exercise of stock options	269	301	109
Restructuring and severance charges	2,305	2,423	-
Goodwill impairment charge	16,000	-	-
Changes in working capital accounts, net of effects of acquisitions:			
Accounts receivable	8,601	(12,070)	(4,616)
Inventories	1,882	(5,697)	(1,097)
Other current assets	(2,585)	(2,216)	5,146
Net investment in leases	2,702	1,509	34
Floor plan financing	(3,943)	2,821	9,040
Trade payables	(21,479)	7,533	5,526
Deferred revenue	(46)	(498)	2,499
Income tax payable	(174)	(145)	(292)
Other, net	(1,611)	(4,665)	(489)
Net operating activities	(4,543)	5,781	28,817
Cash Flows from Investing Activities:			
Capital expenditures	(3,339)	(2,350)	(1,670)
Proceeds from sale of fixed assets	6	20	4
Acquisitions of businesses, net of cash acquired	(1,256)	(16,441)	(5,858)
Net investing activities	(4,589)	(18,771)	(7,524)
Cash Flows from Financing Activities:			
Payments of acquisition notes payable	(662)	(31,385)	(541)
Net proceeds (payments) of short-term borrowings	(4,849)	20,153	-
Proceeds from exercise of stock options	2,194	1,840	499
Proceeds from issuance of common shares for employee stock purchase plan	169	396	349
Purchase of treasury stock	(376)	(467)	(4,096)
Payment of cash dividend	-	-	(9,809)
Net financing activities	(3,524)	(9,463)	(13,598)
Effect of exchange rate changes on cash and cash equivalents	102	(78)	-
Increase (decrease) in cash and cash equivalents	(12,554)	(22,531)	7,695
Cash and cash equivalents:			
Beginning of year	17,669	40,200	32,505
End of year	$ 5,115	$ 17,669	$ 40,200

See accompanying notes to consolidated financial statements.

FISCAL YEARS ENDED JANUARY 5, 2006, JANUARY 5, 2005 AND JANUARY 5, 2004

Company Description

Pomeroy IT Solutions, Inc. is a Delaware corporation organized in February 1992. Pomeroy IT Solutions, Inc., collectively with its subsidiaries, ("Pomeroy" or the "Company") is a provider of enterprise-wide information technology ("IT") solutions that leverage its portfolio of professional services to create long-term relationships.

The Company's target markets include Fortune 1000 and small and medium business ("SMB") customers. These customers fall into government and education, financial services, health care and other sectors. The Company's customers are located throughout the United States with an emphasis in the Southeast and Midwest regions. The Company grants credit to substantially all customers in these areas.

Summary of Significant Accounting Policies

Principles of Consolidation - The accompanying consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries. All significant intercompany accounts and transactions have been eliminated in consolidation.

Fiscal Year - The Company's fiscal year is a 12 month period ending January 5. References to fiscal 2005, 2004 and 2003 are for the fiscal years ended January 5, 2006, January 5, 2005 and January 5, 2004, respectively.

Cash and Cash Equivalents – Cash and cash equivalents include highly liquid, temporary cash investments having original maturity dates of three months or less.

Goodwill - Goodwill is reviewed for impairment annually or more frequently if certain conditions exist. Events or changes in facts and circumstances that Pomeroy considers as impairment indicators include consistent underperformance of operating results, net book value compared to market capitalization, and significant adverse economic and industry trends. When the Company determines that one or more impairment indicators are present, Pomeroy compares its reporting unit's carrying value to its fair value. During fiscal 2005, the Company re-aligned the structure of its internal organization such that management and the board of directors now review operating results on a consolidated basis. As a result, the Company now has one reporting unit for goodwill testing. In fiscal 2004 and fiscal 2003, the Company had two reporting units for goodwill testing which were a products reporting unit and a services reporting unit. The Company has adopted January 6 as the valuation date for the annual testing. An impairment loss, if required, would be reported in the Company's results of operations at the date it is determined.

Other Intangible Assets – The Company's other intangible assets consist only of intangibles with definitive lives that are being amortized using straight-line and accelerated methods over periods up to fifteen years. Other intangible assets are reviewed for impairment in accordance with Statement of Financial Accounting Standards (SFAS) 144, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of". Impairment indicators include those listed above for goodwill, as well as significant changes to the asset since acquisition, including the extent that the Company may use the asset. When the Company determines that one or more impairment indicators are present, Pomeroy compares the carrying amount of the asset to the net future undiscounted cash flows that the asset is expected to generate. If the carrying amount of the asset is greater than the net future undiscounted cash flows that the asset is expected to generate, Pomeroy would recognize an impairment loss to the extent the carrying value of the asset exceeds its fair value. An impairment loss, if required, would be reported in the Company's results of operations.

Equipment and Leasehold Improvements - Equipment and leasehold improvements are stated at cost. Depreciation on equipment is computed using the straight-line method over estimated useful lives ranging from three to seven years. Depreciation on leasehold improvements is computed using the straight-line method over estimated useful lives or the term of the lease, whichever is less, ranging from two to ten years. Expenditures for repairs and maintenance are charged to expense as incurred and additions and improvements that significantly extend the lives of assets are capitalized. Expenditures related to the acquisition or development of computer software to be utilized by the Company are capitalized or expensed in accordance with Statement of Position (SOP) 98-1, "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use." The Company reviews equipment and leasehold improvements for potential impairment in accordance with SFAS 144. Upon sale or retirement of depreciable property, the cost and accumulated depreciation are removed from the related accounts and any gain or loss is reflected in the results of operations. The Company leases various property, plant and equipment. Leased property is accounted for under Statement of

Financial Accounting Standards (SFAS) 13, "Accounting for Leases". Operating leases and the related payments are expensed ratably over the rental period. Leases that include escalating lease payments are straight-lined over the non-cancelable base lease period in accordance with SFAS 13.

Income Taxes - Deferred tax assets and liabilities are recognized for the estimated future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

Vendor Rebates - The most significant component of vendor receivables is vendor rebates. Vendor rebate programs are developed by original equipment manufacturers ("OEM') allowing them to modify product pricing on a case by case basis (generally determined by individual customers) to maintain their competitive edge on specific transactions. The Company will contact the OEM to request a rebate, for a specific transaction, and if approved; the OEM will provide the Company with a document authorizing a rebate to be paid to the Company at a later date when a claim is filed. At the time the Company records product sales, cost of sales is reduced by the amount of the rebate. Rebate programs involve complex sets of rules varying by manufacturer. As a result of the rules and complexity of applying the rules to each item sold, claims are often rejected and require multiple submissions before credit is given. Pomeroy maintains an allowance for doubtful accounts on vendor receivables for estimated losses resulting from the inability of its vendors to make required payments. The determination of a proper allowance for vendor receivables is based on an ongoing analysis as to the recoverability of the Company's vendor receivable portfolio based primarily on account aging. Primary reasons for claims being disallowed and corresponding re-files include serial number issues (missing, incomplete, transposed, data base match-up discrepancies, etc.), pricing issues (dispute in calculation of rebate amounts) and other missing or incomplete documentation (bid letters, customer information, etc.).

Manufacturer Market Development Funds - Several OEM's offer market development funds, cooperative advertising and other promotional programs to distribution channel partners. The Company utilizes these programs to fund some of its advertising and promotional programs. The Company recognizes these anticipated funds as vendor receivables when it has completed its obligation to perform under the specific arrangement. The anticipated funds to be received from manufacturers are offset directly against the expense, thereby reducing selling, general and administrative expenses.

Warranty Receivable - The Company performs warranty service work on behalf of the OEM on customer product. Any labor cost or replacement parts needed to repair the product is reimbursable to the Company by the OEM. It is the Company's responsibility to file and collect these claims. The Company records the vendor receivables when it has completed its obligation to perform under the specific arrangement. Any OEM reimbursement for warranty labor cost incurred is recognized as revenue when the service is provided.

Inventories - Inventories are stated at the lower of cost or market and consists primarily of purchased equipment and service parts. Cost is determined by the average cost method. Certain overhead costs are capitalized as a component of inventory.

Translation of Foreign Currencies – Assets and liabilities of the Company's Canadian operations are translated at the rate of exchange in effect on the balance sheet date; income and expenses are translated at the weighted average rates of exchange prevailing during the period. The related foreign currency translation adjustments are reflected as accumulated other comprehensive income (loss) in stockholders' equity. Foreign currency transaction gains and losses for fiscal 2005 and fiscal 2004 were not material.

Revenue Recognition - In December 2003, the Securities and Exchange Commission ("SEC") issued Staff Accounting Bulletin ("SAB") No. 104, Revenue Recognition, which superseded SAB 101, Revenue Recognition in Financial Statements. SAB 104 updated certain interpretive guidance included in SAB 101, including the SAB 101 guidance related to multiple element revenue arrangements, to reflect the issuance by the Emerging Issues Task Force ("EITF") of EITF 00-21, Accounting for Revenue Arrangements with Multiple Deliverables

Generally, the Company, in accordance with SAB 104, recognizes revenue on the sale of products when the products are shipped, persuasive evidence of an arrangement exists, delivery has occurred, collection of the relevant receivable is probable and the sales price is fixed or determinable.

When the Company provides a combination of products and services to customers, the arrangement is evaluated under Emerging Issues Task Force Issue No. 00-21, "Revenue Arrangements with Multiple Deliverables," or EITF 00-21, which addresses certain aspects of accounting by a vendor for arrangements under which the vendor will perform multiple revenue generating activities. The application of the appropriate accounting guidance to our revenue requires judgment and is dependent upon the specific transaction and whether the sale includes items such as configuration, training, installation, service, or a combination of these items. Service revenue is recognized when the applicable services are provided or for service contracts, ratably over the lives of the contracts.

Stock-Based Compensation - The Company accounts for stock-based compensation using the intrinsic value method prescribed in Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees". Accordingly, compensation cost for stock options is measured as the excess, if any, of the quoted market price of the Company's common stock at the date of grant over the amount an employee must pay to acquire the stock. The Company adopted SFAS No. 123 for disclosure purposes and for non-employee stock options.

Had compensation cost for the Company's stock option plans been determined based on the fair value of the awards at the grant date consistent with the provisions of SFAS No. 123, as amended by SFAS No. 148, Accounting for Stock-Based Compensation-Transition and Disclosure," the Company's net income (loss) and earnings (loss) per share would have been reduced to the pro forma amounts indicated below:

(in thousands, except per share amounts)	Fiscal 2005	Fiscal 2004	Fiscal 2003
Net income (loss) - as reported	$ (10,662)	$ 10,933	$ 9,071
Stock-based compensation expense-net of tax	2,789	2,475	1,622
Net income (loss) - pro forma	$ (13,451)	$ 8,458	$ 7,449
Net income (loss) per common share - as reported			
Basic	$ (0.85)	$ 0.89	$ 0.74
Diluted	(0.85)	0.88	0.73
Net income (loss) per common share - pro forma			
Basic	(1.07)	0.69	0.61
Diluted	(1.07)	0.68	0.60

The fair value of options at the date of grant was estimated using the Black-Scholes model with the following weighted average assumptions:

	Fiscal 2005	Fiscal 2004	Fiscal 2003
Expected life (years)	3.3	3.3	4.1
Risk free interest rate	4.3%	3.3%	2.4%
Volatility	49%	24%	51%
Dividend yield	0%	0%	0%

The total fair value of options granted are recognized as pro forma stock-based compensation expense over each option's vesting period.

Earnings (Loss) per Common Share - The computation of basic earnings (loss) per common share is based upon the weighted average number of common shares outstanding during the period. Diluted earnings per common share is based upon the weighted average number of common shares outstanding during the period plus, in periods in which they have a dilutive effect, the effect of common shares contingently issuable, primarily from stock options and unearned restricted stock.

The following is a reconciliation of the number of common shares used in the basic and diluted EPS computations:

(in thousands, except per share data)	Fiscal Years					
	2005		2004		2003	
	Shares	Per Share Amount	Shares	Per Share Amount	Shares	Per Share Amount
Basic EPS	12,554	$ (0.85)	12,253	$ 0.89	12,305	$ 0.74
Effect of dilutive stock options and unvested restricted shares	- *	- *	189	(0.01)	70	(0.01)
Diluted EPS	12,554	$ (0.85)	12,442	$ 0.88	12,375	$ 0.73

*For fiscal 2005, no contingently issuable shares have been included as the effect of these shares would be anti-dilutive.

Use of Estimates in Financial Statements - In preparing financial statements in conformity with accounting principles generally accepted in the United States of America, management makes estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements, as well as the reported amounts of revenues and expenses during the reporting period. Accounting estimates in these financial statements include allowances for trade accounts receivable and vendor accounts receivable. Pomeroy maintains allowances for doubtful accounts on both vendor and trade receivables for estimated losses resulting from the inability of its customers or vendors to make required payments. The determination of a proper allowance for vendor receivables is based on an ongoing analysis as to the recoverability of the Company's vendor receivable portfolio based primarily on account aging. The determination of a proper allowance for trade receivables is based on an ongoing analysis as to the credit quality and recoverability of the Company's trade receivable portfolio. Factors considered are account aging, historical bad debt experience, current economic trends and others. The analysis is performed on both vendor and trade receivable portfolios. A separate allowance account is maintained based on each analysis. Actual results could differ from those estimates.

Contingencies and Accruals

We are subject to the possibility of various loss contingencies and accruals arising in the ordinary course of business. We accrue an estimated loss contingency when it is probable that a liability has been incurred and the amount of loss can be reasonably estimated. We regularly evaluate current information available to us to determine whether such accruals should be adjusted and whether new accruals are required.

Reclassifications - Certain reclassifications of prior years' amounts have been made to conform to the current year presentation.

Fair Value Disclosures - The Company has financial instruments consisting primarily of cash and cash equivalents and short-term borrowings. The fair value of these financial instruments approximates carrying value because of their short-term maturity and/or variable, market-driven interest rates. The Company has no financial instruments with off-balance sheet risk.

Comprehensive Income (Loss) – For fiscal 2005 and 2004, the only component of comprehensive income (loss) other than net income (loss) is foreign currency translation adjustments.

Derivative Instruments and Hedging Activities - The Company does not currently have any derivative instruments or hedging activities.

Recent Accounting Pronouncements - In November 2004, the Financial Accounting Standards Board ("FASB") issued SFAS No. 151, "Inventory Costs, an Amendment of ARB No. 43, Chapter 4." SFAS No. 151 retains the general principle of ARB No. 43, Chapter 4, "Inventory Pricing," that inventories are presumed to be stated at cost; however, it amends ARB No. 43 to clarify that abnormal amounts of idle facilities, freight, handling costs and spoilage should be recognized as current period expenses. Also, SFAS No. 151 requires fixed overhead costs be allocated to inventories based on normal production capacity. The guidance in SFAS No. 151 is effective for inventory costs incurred during fiscal years beginning after June 15, 2005. The Company believes that implementing SFAS No. 151 should not have any material impact on its financial condition, results of operations or cash flows.

In December 2004, the FASB issued SFAS No. 123 (revised 2004), "Share-Based Payment" ("SFAS 123R"), which replaces SFAS No. 123, "Accounting for Stock-Based Compensation" ("SFAS 123") and supersedes APB Opinion No. 25, "Accounting for Stock Issued to Employees." SFAS 123R requires all share-based payments to employees, including grants of employee stock options, to be recognized in the financial statements based on their fair values, beginning with our fiscal year beginning January 6, 2006. The pro forma disclosures previously permitted under SFAS 123 no longer will be an alternative to financial statement recognition. Under SFAS 123R, we must determine the appropriate fair value model to be used for valuing share-based payments, the amortization method for compensation cost and the transition method to be used at date of adoption.

SFAS 123R will apply to awards granted or modified by the Company after January 5, 2006. Compensation cost will also be recorded for prior option grants that vest after that date. The effect of adopting SFAS 123R on the Company's consolidated results of operations will depend on the level of future option grants and the fair value of the options granted at such future dates, as well as the vesting periods provided by such awards and, therefore, cannot currently be estimated. For those options outstanding as of January 5, 2006, the Company estimates the impact on the Company's fiscal 2006 consolidated results of operations will be approximately $0.9 million of expense.

In March 2005, the SEC issued Staff Accounting Bulletin No. 107 ("SAB 107"). SAB 107 covers key topics related to the implementation of SFAS 123R, including valuation models, expected volatility, expected option term, income tax effects, classification of stock-based compensation cost, capitalization of compensation costs, and disclosure requirements.

In May 2005, the FASB issued SFAS 154, "Accounting Changes and Error Corrections," which replaces APB No. 20, "Accounting Changes," and SFAS 3, "Reporting Accounting Changes in Interim Financial Statements." This statement requires that an entity apply the retrospective method in reporting a change in an accounting principle of the reporting entity. The standard only allows for a change in accounting principle if it is required by a newly issued accounting pronouncement or the entity can justify the use of an allowable alternative accounting principle on the basis that it is preferable. This statement also requires that corrections for errors discovered in prior period financial statements be reported as a prior period adjustment by restating prior period financial statements. Additional disclosures are required when a change in accounting principle or reporting entity occurs, as well as when a correction for an error is reported. SFAS 154 is effective for the Company for fiscal 2006. No material impact is anticipated as a result of the adoption of this statement.

Accounts Receivable

Trade accounts receivable represent amounts billed or billable to customers. Past due receivables are determined based on contractual terms. The Company generally does not charge interest on its trade receivables. The allowance for doubtful receivables is determined by management based on the Company's historical losses, specific customer circumstances and general economic conditions. Periodically, management reviews accounts receivable and adjusts the allowance based on current circumstances and charges off uncollectible receivables against the allowance when all attempts to collect the receivable have failed. The following table summarizes the activity in the allowance for doubtful accounts for fiscal years 2005, 2004 and 2003:

(in thousands)	Trade	Vendor and Other
Balance January 6, 2003	$ 1,553	$ 3,334
Provision	200	-
Accounts written-off	(971)	(3,234)
Recoveries	1,774	-
Balance January 5, 2004	2,556	100
Accounts written-off	(1,826)	-
Recoveries	732	-
Balance January 5, 2005	1,462	100
Provision	2,000	-
Other	833	-
Accounts written-off	(160)	-
Recoveries	220	-
Balance January 5, 2006	$ 4,355	$ 100

During fiscal 2005, the Company recorded an increase in trade receivables allowance of $2.0 million. Other adjustments consist of $0.8 million related to ARC purchase price adjustments and reclassification of balance sheet accounts and therefore did not impact 2005 results of operations.

4. Net Investment in Leases

The Company's net investment in leases principally includes sales-type and operating leases. Leases consist principally of notebook and desktop personal computers, communication products and high-powered servers with terms generally from one to three years. The following table summarizes the components of the net investment in sales-type and operating leases as of end of fiscal years 2005 and 2004:

(in thousands)	2005	2004
Minimum lease payments receivable	$ 2,438	$ 4,155
Estimated residual value	564	1,466
Initial direct costs	-	10
Unearned income	(95)	(167)
Equipment under operating leases - net	86	-
Total	$ 2,993	$ 5,464

The future minimum lease payments for the net investment in leases are as follows:

(in thousands) Fiscal Year	
2006	$ 1,998
2007	906
2008	89
Total minimum lease payments	$ 2,993

5. Goodwill and Other Intangible Assets

Intangible assets with definite lives are amortized over their estimated useful lives. The following table provides a summary of the Company's intangible assets with definite lives as of January 5, 2006 and January 5, 2005:

Intangible assets consist of the following:

(in thousands)	Gross Carrying Amount 1/5/2006	Accumulated Amortization 1/5/2006	Net Carrying Amount 1/5/2006	Gross Carrying Amount 1/5/2005	Accumulated Amortization 1/5/2005	Net Carrying Amount 1/5/2005
Amortized intangible assets:						
Covenants not-to-compete	$ 2,024	$ 1,859	$ 165	$ 2,024	$ 1,769	$ 255
Customer lists	2,877	1,061	1,816	2,877	559	2,318
Other intangibles	1,268	242	1,026	1,200	71	1,129
Total amortized intangibles	$ 6,169	$ 3,162	$ 3,007	$ 6,101	$ 2,399	$ 3,702

Amortized intangible assets are being amortized over periods ranging from 1 to 15 years for covenants not-to-compete, 7 to 15 years for customer lists and 7 years for other intangibles. For the year ended January 5, 2006, amortization expense related to intangible assets was $763 thousand. For the year ended January 5, 2005, amortization expense related to intangible assets was $364 thousand. For the year ended January 5, 2004, amortization expense related to intangible assets was $404 thousand.

Projected future amortization expenses related to intangible assets with definite lives are as follows:

(in thousands)		
Fiscal years:		
2006	$	559
2007		521
2008		479
2009		437
2010		388
2011+		623
Total	$	3,007

The changes in the net carrying amount of goodwill for the years ended January 5, 2006 and 2005 are as follows:

(in thousands)		Consolidated
Net carrying amount as of 1/6/04	$	67,664
Goodwill recorded during fiscal 2004		42,249
Net carrying amount as of 1/5/05		109,913
Goodwill recorded during fiscal 2005		7,135
Goodwill impairment charge		(16,000)
Net carrying amount as of 1/5/06	$	101,048

Pursuant to the provisions of SFAS 142, the Company performs its goodwill impairment testing on an annual basis. Historically, the Company has performed its annual goodwill impairment testing during the fourth quarter of its fiscal year and reflects the results of that testing in its consolidated financial statements included in its Annual Report on Form 10-K. During fiscal 2005, the Company realigned its reporting structure and for the fourth quarter of fiscal 2005, is testing its goodwill based on one reporting segment. In prior years, the Company's goodwill impairment testing was based on two reportable segments.

As part of its goodwill impairment testing, the Company reviews various factors, such as the market price of the Company's common stock, discounted cash flows from projected earnings and values for comparable companies to determine whether impairment exists. The Company has worked with a valuation firm to assess goodwill impairment and has determined there is impairment. The primary factor leading to the impairment is the Company's declining stock price in the fourth quarter of 2005. The second step of the goodwill impairment test is not yet complete. Therefore, the Company has recognized a charge of $16.0 million as a reasonable estimate of the impairment loss in its fiscal 2005 financial statements. The actual impairment loss, once determined by the Company, may differ significantly from this estimate. Any adjustment to this estimated impairment loss based on the completion of the measurement of the impairment loss will be recognized in the subsequent reporting period as a change in estimate.

During fiscal 2005, the Company recorded $7.1 million of goodwill of which $6.7 million was associated with purchase price adjustments related to the acquired assets and liabilities of Alternative Resources Corporation ("ARC") and the remaining amount was related to earn-out payments made in conjunction with prior acquisitions.

During fiscal 2004, the Company and Pomeroy Acquisition Sub, Inc. ("PAS"), a wholly owned subsidiary the Company, completed a merger with Alternative Resources Corporation ("ARC"). On May 11, 2004, the parties entered into a definitive merger agreement for PAS to acquire all of the issued and outstanding shares of capital stock of ARC. The merger was approved by ARC shareholders at a meeting held on July 22, 2004. As a result of the merger, ARC is now a wholly-owned subsidiary of the Company. The cash consideration paid at closing, including the cost of all stock, stock options and warrants purchased and the amount of ARC net debt retired, was approximately $46.1 million, which was funded from cash on hand and borrowings from Pomeroy's existing line of credit. The Company recorded $41.9 million of goodwill, which included, among other things, the value of an assembled workforce, related to the acquisition during fiscal 2004. Also during fiscal 2004, the Company recorded $0.3 million of goodwill associated primarily with earn-out payments made in conjunction with prior acquisitions.

6. Borrowing Arrangements

A significant part of Pomeroy's inventories are financed by floor plan arrangements with third parties. At January 5, 2006, these lines of credit totaled $77.0 million, including $75.0 million with GE Commercial Distribution Finance ("GECDF") and $2.0 million with IBM Credit Corporation ("ICC"). The ICC line of credit was reduced to $1.0 million on March 6, 2006. Borrowings under the GECDF floor plan arrangements are made on thirty-day notes. Borrowings under the ICC floor plan arrangements are made on fifteen-day notes. All such borrowings are secured by the related inventory. Financing on substantially all of the arrangements is interest free due to subsidies by manufacturers. Overall, the average rate on these arrangements is less than 1.0%. The Company classifies amounts outstanding under the floor plan arrangements as accounts payable.

On June 28, 2004, the Company finalized a $165 million Syndicated Credit Facility Agreement with GECDF. The credit facility has a three-year term and its components include a maximum of $75 million for inventory financing (as noted above) and a revolving line of credit, collateralized primarily by accounts receivable, of up to $110 million; provided that the total amount outstanding at any time under the inventory financing facility and the revolving line of credit may not exceed $165 million. Under the agreement, the credit facility provides a letter of credit facility of $5 million. Under the credit facility, the interest rate is based on the London InterBank Offering Rate ("LIBOR") and a pricing grid. As of January 5, 2006, the adjusted LIBOR rate was 6.64%. This credit facility expires June 28, 2007.

At January 5, 2006 and 2005, the Company's balance outstanding under the revolving line of credit portion of the credit facility was $15.3 and $20.2 million, respectively. The credit facility is collateralized by substantially all of the assets of Pomeroy, except those assets that collateralize certain other financing arrangements. Under the terms of the credit facility, the Company is subject to various financial covenants including maintenance of a minimum level of tangible net worth, a minimum fixed charge coverage ratio, a maximum ratio of total funded indebtedness to EBITDA, and a maximum net loss after tax. As of January 5, 2006, Pomeroy was not in compliance with certain financial covenants of its credit facility and had not complied with the covenant to timely file its fiscal 2005 annual financial statements. On April 13, 2006, the Company received a waiver of such noncompliance from its lenders.

Notes payable - Notes payable consist of the following:

(in thousands)	Fiscal Years	
	2005	2004
Acquisition notes payable at various interest rates, ranging from 4.00% to 4.25%, and unsecured. Principal payments are made in equal annual installments, ranging from one to two years, through 2005	$ -	$ 1,162
Less current maturities	-	912
Long-term notes payable	$ -	$ 250

7. Restructuring and Severance Charges

During fiscal 2005, the Company recorded severance charges totaling $0.9 million resulting primarily from a re-alignment of the structure of the Company's organization. Additionally, during fiscal 2005, the Company recorded restructuring charges aggregating $1.4 million due to unrecoverable assets related to the Company's former wholly-owned subsidiary, Technology Integration Financial Services ("TIFS"). Substantially all of the assets of TIFS were sold in fiscal 2002.

During fiscal 2004, in connection with certain strategic initiatives, the Company recorded restructuring and severance charges aggregating $1.0 million. The restructuring and severance charges are associated with legacy Pomeroy costs of facilities and processes that have or will become duplicative or redundant as ARC operations are integrated into the Company. These costs consist of facility closing and involuntary employee termination costs of $576 thousand and $400 thousand, respectively. These costs are accounted for under FAS 146, "Accounting for Costs Associated with Exit or Disposal Activities," and were included as a charge to the results of operations for the year ended January 5, 2005. Any subsequent changes to the estimates of executing the currently approved plans of restructuring will be reflected in current results of operations.

The Company also recorded a non-recurring, one-time charge for severance in the amount of $1.447 million related to the resignation of David B. Pomeroy II as CEO of the Company. Mr. Pomeroy will continue to serve as Chairman of the Board of the Company.

During fiscal 2005 and 2004, the restructuring and severance charges expensed and the related accrued liabilities consisted of the following:

(in thousands)	Severance	Facility Consolidations	Lease Investments	Total
Charges accrued	$ 1,847	$ 576	$ -	$ 2,423
Cash payments	(440)	(200)	-	(640)
Accrual balance at January 5, 2005	1,407	376	-	1,783
Charges accrued	880	-	1,425	2,305
Cash payments and write-offs	(1,411)	(251)	(1,425)	(3,087)
Accrual balance at January 5, 2006	$ 876	$ 125	$ -	$ 1,001

Also, the Company's management recorded a restructuring charge liability in connection with the ARC acquisition to eliminate certain duplicative activities and reduced facility requirements. As a result, approximately $6.4 million of costs were recorded as part of the liabilities assumed in the ARC acquisition. The restructuring charge consisted of costs of vacating duplicative leased facilities of ARC and severance costs associated with exiting activities. These costs are accounted for under EITF 95-3, "Recognition of Liabilities in Connection with Purchase Business Combinations." These costs were recognized as a liability assumed in the purchase business combination and included in the allocation of the cost to acquire ARC. Changes to the estimates primarily for acquired leases included in the currently approved plans of restructuring through July 23, 2005 were recorded as an increase or decrease in goodwill with any increases in estimates thereafter charged to operations.

As of January 5, 2006 and 2005, the balance of these accrued costs recorded consisted of the following:

(in thousands)	Severance	Facility consolidations	Total
Total initial liability	$ 2,682	$ 3,715	$ 6,397
Cash payments	(760)	(260)	(1,020)
Liability balance at January 5, 2005	1,922	3,455	5,377
Cash payments	(1,922)	(899)	(2,821)
Adjustments of initial liability	-	2,165	2,165
Liability balance at January 5, 2006	$ -	$ 4,721	$ 4,721

Additionally, as part of the acquisition of ARC, the Company acquired the remaining obligations of ARC's existing restructuring plans, which were initially recorded by ARC in fiscal 2003 and fiscal 2002. The total obligations assumed in connection with these restructuring plans were $2.1 million at July 23, 2004.

As of January 5, 2006 and 2005, the balance of the ARC fiscal 2003 and fiscal 2002 accrued restructuring costs recorded consisted of the following:

(in thousands)

Fiscal 2003 Restructuring Charge

	Severance
Total liability as of 7/23/04	$ 647
Cash payments	(594)
Balance at January 5, 2005	53
Cash payments	(53)
Balance at January 5, 2006	$ -

Fiscal 2002 Restructuring Charge

	Facility Consolidations	Other Charges	Total
Total liability as of 7/23/04	$ 756	$ 696	$ 1,452
Cash payments	(424)	(656)	(1,080)
Balance at January 5, 2005	332	40	372
Cash payments	(388)	(15)	(403)
Adjustment of initial liability	100	-	100
Balance at January 5, 2005	$ 44	$ 25	$ 69

8. Income Taxes

The provision (benefit) for income taxes consists of the following:

(in thousands)	Fiscal Years		
	2005	2004	2003
Current:			
Federal	$ (865)	$ 3,072	$ 2,623
State	(15)	1,378	688
Total current	(880)	4,450	3,311
Deferred:			
Federal	(4,458)	2,440	2,197
State	(683)	323	291
Total deferred	(5,141)	2,763	2,488
Total income tax provision	$ (6,021)	$ 7,213	$ 5,799

The approximate tax effect of the temporary differences giving rise to the Company's deferred income tax assets (liabilities) are:

(in thousands)	Fiscal Years	
	2005	2004
Deferred Tax Assets:		
Receivables allowances	$ 1,727	$ 1,012
Depreciation	-	359
Deferred compensation	151	390
Non-compete agreements	508	535
Restructuring charges	1,845	2,234
State net operating losses	543	456
Federal net operating losses	4,802	5,558
Other	1,439	1,289
Total deferred tax assets	11,015	11,833
Deferred Tax Liabilities:		
Depreciation	(2,692)	(1,636)
Intangibles	(1,467)	(6,513)
Leases	(975)	(534)
Other	(919)	(1,310)
Total deferred tax liabilities	(6,053)	(9,993)
Net deferred tax assets (liabilities)	$ 4,962	$ 1,840

As of January 5, 2006, the Company's net current deferred tax assets ($2,420) are included in other current assets and the net noncurrent deferred tax assets ($2,542) are included in other assets on the balance sheet. As of January 5, 2005, the Company's net current deferred tax assets ($1,937) are included in other current assets and the net noncurrent deferred tax liabilities ($97) are presented as such on the balance sheet.

The Company recorded $9,357 of net deferred tax assets, primarily related to the tax effect of federal and state net operating loss carryforwards and restructuring charges, in connection with the acquisition of ARC in July 2004. The Company's ability to use the federal and state net operating loss carryforwards of ARC to reduce its future taxable income is subject to limitations under Section 382 of the Internal Revenue Code associated with acquired federal and state net operating loss carryforwards. The federal net operating loss carryforwards of ARC aggregate $13,721 as of January 5, 2006 of which $1,702 will expire in 2020, $8,010 in 2023 and $4,009 in 2024. The Company currently believes it will fully utilize ARC's acquired net operating loss carryforwards and, accordingly, no valuation allowance has been provided as of January 5, 2006. To the extent these ARC net operating loss carryforwards are not utilized to reduce the Company's taxable income in future periods or expire unused, goodwill recorded in connection with the acquisition of ARC will be adjusted accordingly. In addition, the recorded amounts of acquired deferred tax assets and liabilities were adjusted during fiscal 2005 upon completion of ARC's final income tax returns for the period prior to its acquisition by the Company.

The Company's effective income tax rate differs from the federal statutory rate as follows:

	Fiscal Years		
	2005	2004	2003
Tax (benefit) at federal statutory rate	(35.0) %	35.0 %	35.0 %
State taxes, net of federal effect	(2.7) %	6.1 %	4.3 %
Permanent tax differences and other	1.6 %	(1.4) %	(0.3) %
Effective tax rate	(36.1) %	39.7 %	39.0 %

Operating Leases and Commitments

Operating Leases- The Company leases office and warehouse space, vehicles, and certain office equipment from various lessors including a related party. See Note 13 of Notes to Consolidated Financial Statements for information regarding related parties. Lease terms vary in duration and include various option periods. The leases include certain provisions for rent escalation, renewals and purchase options, and the Company is generally responsible for taxes, insurance, repairs and maintenance. In December 2005, the Company's lease for an airplane expired and a new lease agreement was signed for a replacement airplane. This lease is treated as an operating lease for financial reporting purposes. The lease provides for monthly rental payments of $125 thousand over the three-year term of the initial lease with four one-year renewal periods thereafter. The Company also provides a residual value guarantee. We have determined that we are not required to consolidate the lessor, the leased aircraft or the related debt in accordance with FASB Interpretation No. 46 (revised), "Consolidation of Variable Interest Entities."

Future minimum lease payments under noncancelable operating leases with initial or remaining terms in excess of one year as of January 5, 2006, including the lease with the related party, are as follows:

(in thousands)

Fiscal Year		
2006	$	5,822
2007		5,164
2008		4,719
2009		2,586
2010		1,700
Thereafter		7,964
Total minimum lease payments	$	27,955

Rental expense was $3.4 million, $3.4 million and $3.1 million for 2005, 2004 and 2003 respectively.

Employment Agreements- The Company is party to employment agreements with certain executives, which provide for compensation and certain other benefits. The agreements also provide for severance payments under certain circumstances.

10. Employee Benefit Plans

The Company has a savings plan intended to qualify under sections 401(a) and 401(k) of the Internal Revenue Code. The plan covers substantially all employees of the Company. The Company makes contributions to the plan based on a participant's annual pay. Contributions made by the Company for fiscal 2005, 2004 and 2003 were approximately $276 thousand, $236 thousand and $136 thousand, respectively.

The Company has a stock purchase plan (the "1998 plan") under Section 423 of the Internal Revenue Code of 1986, as amended. The 1998 plan, as amended, provides substantially all employees of the Company with an opportunity to purchase through payroll deductions up to 2,000 shares of common stock of the Company with a maximum market value of $25,000 per year. The purchase price per share is determined by whichever of two prices is lower: 85% of the closing market price of the Company's common stock in the first trading date of an offering period (grant date), or 85% of the closing market price of the Company's common stock in the last trading date of an offering period (exercise date). 600,000 shares of common stock of the Company are reserved for issuance under the 1998 plan. The Board of Directors of the Company may at any time terminate or amend the 1998 plan. The 1998 plan will terminate twenty years from the effective date unless sooner terminated.

11. Concentrations

During fiscal 2005, 2004, and 2003 approximately 27.7%, 23.4%, and 20.9%, respectively, of the Company's total net sales and service revenues were derived from its top ten customers.

During fiscal 2005, 2004, and 2003 no customer accounted for more than 10% of the Company's total net sales and service revenues.

We maintain cash balances which at times exceed FDIC limits.

12. Acquisitions

During fiscal 2005, the Company did not make any acquisitions. During fiscal 2004, the Company completed one acquisition. The Company and Pomeroy Acquisition Sub, Inc. ("PAS"), a wholly owned subsidiary of the Company, completed a merger with Alternative Resources Corporation ("ARC"). On May 11, 2004, the parties entered into a definitive merger agreement for PAS to acquire all of the issued and outstanding shares of capital stock of ARC. The merger was approved by ARC shareholders at a meeting held on July 22, 2004. As a result of the merger, ARC is now a wholly-owned subsidiary of the Company. The cash consideration paid at closing, including the cost of all stock, stock options and warrants purchased and the amount of ARC net debt retired, was approximately $46.1 million, which was funded from cash on hand and borrowings from Pomeroy's existing line of credit.

The following summarizes the assets purchased and liabilities assumed:

(in thousands)	
Cash	$ 2,349
Accounts receivable	19,303
Other current assets	4,871
Property and equipment, net	193
Intangible assets	3,530
Goodwill	41,864
Other assets	7,051
Assets acquired	79,161
Current portion of notes payable	15,487
Accounts payable and accrued expenses	29,961
Notes payable, net of current portion	15,236
Liabilities assumed	60,684
Net assets acquired	$ 18,477

Additionally, during fiscal 2005, the Company recorded additional purchase price adjustments of $6.7 million related to this acquisition.

The results of operations of ARC are included in the Company's fiscal 2004 consolidated financial statements from the date of acquisition. If the fiscal 2004 acquisition of ARC and the 2003 acquisitions described below had all occurred on January 6, 2003, the unaudited pro forma results of operations of the Company would have been as follows:

(in thousands, except per share data)	For the year ended January 5, 2005		For the year ended January 5, 2004	
	Actual	Pro forma	Actual	Pro forma
Net sales and revenues	$ 742,290	$ 807,345	$ 598,423	$ 736,894
Income from operations	18,423	16,259	14,806	8,870
Net income	10,933	9,501	9,071	5,103
Earnings per common share, diluted	0.88	0.76	0.73	0.41

During fiscal 2003, the Company completed two acquisitions. The total consideration paid consisted of $4.9 million in cash and subordinated notes of $1.8 million. Additionally, the purchase price will be adjusted for any potential earn outs. The Company shall pay fifty percent of the net profit before taxes ("NPBT") to the purchaser in excess of the NPBT threshold for the applicable year, subject to a cumulative limitation of $5.5 million during such aggregate earn out period. Interest on the subordinated notes is payable quarterly. Principal in the amount of $1.8 million is payable in two annual installments commencing on the first anniversary of closing. The results of operations of the acquisitions are included in the fiscal 2003 consolidated statement of income from the respective dates of acquisition.

13. Related Party Transactions

Leases- The Company leases its headquarters, distribution facility and the national training center from a company that is controlled by the former Chief Executive Officer of the Company. It is a triple net lease agreement, which expires in the year 2010. Base rental for fiscal 2005, 2004 and 2003 was approximately $1.2 million each year. The annual rental for these properties was determined on the basis of a fair market value rental opinion provided by an independent real estate company, which was updated in 2000. In addition, the Company pays for the business use of other real estate that is owned by the former Chief Executive Officer of the Company. During fiscal year 2005, the Company paid $25 thousand and during fiscal years 2004 and 2003, the Company paid, $95 thousand each year in connection with this real estate. During 2005, the Company finalized a new lease agreement with, this same related party lessor, for an additional 69,000 square feet of space at the Company's facilities in Hebron, Kentucky. The lease is a ten-year triple-net lease with fair market value rent payments of approximately $200 thousand annually. The lessor of the headquarters, distribution facility and national training center does not meet the conditions to be considered a variable interest entity in accordance with FIN 46.

Investment in Lease Residuals - The Company participates in a Remarketing and Agency Agreement ("Agreement") with National City Commercial Capital Corporation ("National City") whereby the Company obtains rights to 50% of lease residual values for services rendered in connection with locating the lessee, selling the equipment to National City and agreeing to assist in remarketing the used equipment. A director of the Company is CEO of National City Commercial Capital Corporation (formerly ILC).

During fiscal 2005, 2004, and 2003, the Company sold equipment and related support services to National City, for lease to National City's customers, in amounts of $22.3 million, $22.5 million and $19.5 million, respectively.

The Company also had purchased residuals associated with separate leasing arrangements entered into by National City. Such transactions do not involve the sale of equipment and related support services by the Company to National City. Residuals acquired in this manner were accounted for at cost. The carrying value of investments in lease residuals is $0 and $0.9 million as of January 5, 2006 and 2005, respectively, and is included in long-term net investment in leases.

The Company signed an exclusive seven-year vendor agreement whereby the Company is appointed as an agent for remarketing and reselling of the leased equipment sold. The Company will be paid a commission on future lease transactions referred to and accepted by National City and will act as the remarketing and reselling agent for such future leased equipment.

As of January 5, 2006, the Company has a liability recorded in other current liabilities of $266 thousand offset by an asset recorded in trade accounts receivable of $6.6 million related to transactions with National City.

Employee Receivables - As of January 5, 2006 and 2005, employee receivables included in other accounts receivable amounted to $766 thousand and $140 thousand, respectively.

Supplemental Cash Flow Disclosures

Supplemental disclosures with respect to cash flow information and non-cash investing and financing activities are as follows:

(in thousands)	Fiscal Years		
	2005	2004	2003
Interest paid	$ 1,042	$ 558	$ 387
Income taxes paid	$ 1,340	$ 5,116	$ 1,342
Additions to goodwill for adjustments to assets and liabilities of acquired businesses	$ 5,879	$ 171	$ 322
Business combinations accounted for as purchases:			
Assets acquired	$ -	$ 78,063	$ 12,070
Liabilities (assumed)/paid	1,256	(61,622)	(4,387)
Notes payable issued	-	-	(1,825)
Net cash paid	$ 1,256	$ 16,441	$ 5,858

Treasury Stock

During fiscal 2005, the Company repurchased 31,300 shares of common stock at a cost of $0.4 million under the repurchase program that expired October 11, 2005.

During fiscal 2004, the Company repurchased 40,000 shares of common stock at a cost of $0.5 million under the repurchase program that expired June 1, 2004.

During fiscal 2003, the Company's Board of Directors authorized a program to repurchase up to 1.1 million shares of the Company's outstanding common stock at market price. During fiscal 2003, the Company repurchased 383,000 shares of common stock at a cost of $4.1 million. This repurchase program expired June 1, 2004.

Stockholders' Equity and Stock Option Plans

On March 27, 2002, the Company adopted the 2002 Non-Qualified and Incentive Stock Option Plan and it was approved by the shareholders on June 13, 2002. The plan was amended and renamed the 2002 Amended and Restated Stock Incentive Plan on March 11, 2004 and approved by the Company's shareholders on June 10, 2004. The Company's 2002 Amended and Restated Stock Incentive Plan provides certain employees of the Company with options to purchase common stock of the Company through options at an exercise price equal to the market value on the date of grant. The plan, as amended, also provides for the granting of awards of restricted stock and stock appreciation rights. The maximum aggregate number of shares which may be optioned and sold under the plan is 4,410,905, of which up to 600,000 shares may be issued in the form of restricted stock. The plan will terminate on June 13, 2012. Stock options granted under the plan are exercisable in accordance with various terms as authorized by the Compensation Committee. To the extent not exercised, options will expire not more than ten years after the date of grant.

During fiscal 2005, the Company awarded 123,261 shares of restricted common stock, which vest over a 4-year period. Total compensation expense recognized in fiscal 2005 for vested shares was $68 thousand. The unvested portion of this restricted stock award is presented as unearned compensation in the fiscal 2005 consolidated financial statements.

On March 27, 2002, the Company adopted the 2002 Outside Directors' Stock Option Plan and it was approved by the shareholders on June 13, 2002. The plan was amended on March 11, 2004 and approved by the Company's shareholders on June 10, 2004. The Company's 2002 Outside Directors' Stock Option Plan, as amended, provides outside directors of the Company with options to purchase common stock of the Company at an exercise price equal to the market value of the shares at the date of grant. The maximum aggregate number of shares which may be optioned and sold under the plan is 281,356. The plan will terminate on March 26, 2012. Pursuant to the plan, an option to purchase 10,000 shares of common stock will automatically be granted on the first day of the initial term of a director. An additional 10,000 shares of common stock will automatically be granted to an eligible director upon the first day of each consecutive year of service on the board. Options are fully vested as of the date of grant and must be exercised within two years of the date of grant, subject to earlier termination in the event of termination of the director's service on the Board.

The following summarizes the stock option transactions under the plans for the three fiscal years ended January 5, 2006:

	Shares	Weighted Average Exercise price
Options outstanding January 6, 2003	1,968,539	$ 14.43
Granted	537,360	9.75
Exercised	(55,509)	9.00
Forfeitures	(382,872)	14.47
Options outstanding January 5, 2004	2,067,518	13.41
Granted	1,173,250	13.32
Exercised	(185,765)	9.91
Forfeitures	(321,084)	15.62
Options outstanding January 5, 2005	2,733,919	13.34
Granted	1,012,500	13.04
Exercised	(192,763)	11.38
Forfeitures	(627,153)	13.73
Options outstanding January 5, 2006	2,926,503	$ 13.31

The following summarizes options outstanding and exercisable at January 5, 2006:

	Options Outstanding			Options Exercisable	
Range of Exercise Prices	Number Outstanding at 1/5/06	Weighted Avg. Remaining Contractual Life	Weighted Avg. Exercise Price	Number Exercisable at 1/5/06	Weighted Avg. Exercise Price
$5.66 to $8.48	186,147	2.90	$ 7.43	137,430	$ 7.40
$8.49 to $11.30	323,854	3.45	$ 10.33	264,631	$ 10.32
$11.31 to $14.13	1,100,834	2.12	$ 13.05	965,227	$ 13.12
$14.14 to $16.95	1,194,718	2.88	$ 14.84	1,021,871	$ 14.79
$16.96 to $19.78	120,950	1.39	$ 17.65	120,550	$ 17.65
	2,926,503			2,509,709	

The weighted average fair value at date of grant for options granted during fiscal 2005, 2004 and 2003 was $5.17, $3.48 and $4.09, respectively.

The unissued preferred stock carries certain voting rights and has preferences with respect to dividends and liquidation proceeds.

17. Contingencies

During fiscal 2003, the Company made litigation settlement payments of $ 0.2 million.

The Company is party to various negotiations, customer bankruptcies and legal proceedings in the normal course of business. Management believes these matters will not have a material adverse effect on the Company's financial position or results of operations.

Segment Information

Effective in the fourth quarter of 2005, the Company re-aligned its business segments and operating segments into one business segment, which includes both product and service offerings. The Company follows the provisions of SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information." This statement establishes standards for the reporting of information about operating segments in annual and interim financial statements. Operating segments are defined as components of an enterprise for which separate financial information is available that is evaluated regularly by the chief operating decision maker(s) in deciding how to allocate resources and in assessing performance. The Company's operating segments have similar economic characteristics and therefore can be aggregated into one reporting segment. Two or more operating segments may be aggregated into a single operating segment if the segments are similar in each of the following areas: (1) the nature of the products and services (2) the nature of the production processes (3) the type of class of customer for the products and service and (4) the nature of the regulatory environment.

Prior to fiscal year 2005, the Company disclosed three reporting segments: products, services and leasing. Monthly income statements were generated and reviewed by management for both the products and service businesses for decision making purposes. The segment reporting (product and services) are no longer reviewed by management on a regular basis and required significant manual work to develop the information solely for quarterly and annual external financial statement reporting purposes.

During the fourth quarter of 2005, the Company realigned its management and reporting responsibilities into functional lines: Sales, Service Operations, Finance and Administrative. The Company also aligned sales and service delivery into five domestic geographic regions and finance and administration is centralized. Each of the geographic regions sells both products and services and each geographic region has similar economic characteristics. As a result, the Company now reports one reportable segment and the information in this report has been revised to reflect the Company's current segment reporting.

EXHIBIT 21

Subsidiaries of Pomeroy IT Solutions, Inc.

Subsidiary	State of Incorporation
PCR Holdings, Inc. (f/k/a Technology Integration Financial Services, Inc.)	Kentucky
Pomeroy Select Integration Solutions, Inc.	Delaware
Pomeroy Computer Resources Holding Company, Inc.	Delaware
Pomeroy IT Solutions Sales Company, Inc.	Delaware
Pomeroy Select Advisory Services, LLC	Delaware
PCR Properties, LLC (f/k/a T.I.F.S. Advisory Services, Inc.)	Delaware
Pomeroy Computer Resources Operations, LLP	Kentucky
Alternative Resources Corporation	Delaware
ARC Services, Inc.	Delaware
ARC Midholding, Inc.	Delaware
ARC Technology Management, LLC	Delaware
ARC Staffing Management, LLC	Delaware
ARC Shared Services, LLC	Delaware
ARC Solutions, Inc.	Delaware
Pomeroy IT Solutions Canada Unlimited Liability Company	Nova Scotia

EXHIBIT 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in the Registration Statement on Form S-8 (No. 333-129062) of Pomeroy IT Solutions, Inc. of our reports dated April 14, 2006 with respect to the consolidated financial statements of Pomeroy IT Solutions, Inc. and subsidiaries and management's assessment of the effectiveness of internal controls over financial reporting and the effectiveness of internal control over financial reporting, which reports appear in this Annual Report on Form 10-K of Pomeroy IT Solutions, Inc. for the year ended January 5, 2006.

Crowe Chizek and Company LLC

/s/ Crowe Chizek and Company LLC

Louisville, Kentucky
April 14, 2006

Exhibit 31.1

Section 302 CEO Certification

I, Stephen E. Pomeroy, certify that:

1. I have reviewed this annual report on Form 10-K of Pomeroy IT Solutions, Inc.;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) for the registrant and have:

   a. Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

   b. Evaluated the effectiveness of the registrant's disclosure controls and procedures; and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures as of the end of the period covered by this report based on such evaluation; and

   c. Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officers and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

   a. All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

6. Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: April 5, 2006

/s/ Stephen E. Pomeroy
Stephen E. Pomeroy
President and Chief Executive Officer

Exhibit 31.2

Section 302 CFO Certification

I, Kevin G. Gregory, certify that:

1. I have reviewed this annual report on Form 10-K of Pomeroy IT Solutions, Inc.;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) for the registrant and have:

   a. Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

   b. Evaluated the effectiveness of the registrant's disclosure controls and procedures; and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures as of the end of the period covered by this report based on such evaluation; and

   c. Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

6. The registrant's other certifying officers and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

   a. All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

7. Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: April 5, 2006

<u>/s/ Kevin G. Gregory</u>
Kevin G. Gregory
Senior Vice President and Chief Financial Officer

Exhibit 32.1 Section 906 CEO Certification

CERTIFICATION PURSUANT TO SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the filing of this annual report on Form 10-K for the Year Ended January 5, 2006 (the "Report") by Pomeroy IT Solutions, Inc., the undersigned hereby certifies that:

1. The Report fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended, and

2. The information contained in the Report fairly presents, in all material respects, the financial condition and results of operation of Pomeroy IT Solutions, Inc.

April 5, 2006

/s/ Stephen E. Pomeroy
Stephen E. Pomeroy
President and Chief Executive Officer

A signed original of this written statement required by Section 906 has been provided to Pomeroy IT Solutions, Inc. and will be retained by Pomeroy IT Solutions, Inc. and furnished to the Securities and Exchange Commission or its staff upon request.

CERTIFICATION PURSUANT TO SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the filing of this annual report on Form 10-K for the Year Ended January 5, 2006 (the "Report") by Pomeroy IT Solutions, Inc., the undersigned hereby certifies that:

1. The Report fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended, and

2. The information contained in the Report fairly presents, in all material respects, the financial condition and results of operation of Pomeroy IT Solutions, Inc.

April 5, 2006 /s/ Kevin G. Gregory
Kevin G. Gregory
Senior Vice President and Chief Financial Officer

A signed original of this written statement required by Section 906 has been provided to Pomeroy IT Solutions, Inc. and will be retained by Pomeroy IT Solutions, Inc. and furnished to the Securities and Exchange Commission or its staff upon request.

SHAREHOLDER INFORMATION

STOCK TRANSFER AGENT & REGISTRAR

Shareholders requiring a change of name, address or ownership of stock, as well as information about shareholder records and lost or stolen certificates, should contact:

Computershare Investor Services, LLC
Shareholder Services
P.O. Box 2388
Chicago, IL 60690-2388
1-888-294-8217 (Toll-free number)
1-312-601-4332 (Fax)
Monday through Friday 8:00AM to 5:00PM CST
Web.queries@computershare.com
www.computershare.com

ANNUAL MEETING

June 20, 2006

Cincinnati Airport Hilton
7373 Turfway Road
Florence, Kentucky 41042
9:00 AM EST
859-371-4400

10-K REPORT

A copy of our annual report on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, and all amendments to those reports are available, as soon as reasonably practicable after such material is electronically filed with the Securities and Exchange Commission, on our web site at www.pomeroy.com or by requesting a copy at no charge to:

Investor Relations
Pomeroy IT Solutions, Inc.
1020 Petersburg Road
Hebron, KY 41048
(859) 586-0600 ext. 1460
or email investor@pomeroy.com